UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2022

Commission File Number: 001-14475

TELEFÔNICA BRASIL S.A.
(Exact name of registrant as specified in its charter)

TELEFONICA BRAZIL S.A.
(Translation of registrant’s name into English)

Av. Eng° Luís Carlos Berrini, 1376 -  28º andar
São Paulo, S.P.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

TELEFÔNICA BRASIL S.A.

QUARTERLY INFORMATION

SEPTEMBER 30, 2022

Rua Castilho, 392 - 4º Andar Brooklin - São Paulo - SP CEP 04568-010 São Paulo - Brazil T: +5511 5102-2510 www.bakertillybr.com.br

(Free translation from the original issued in Portuguese. In the event of discrepancies, the Portuguese language version prevails)

Independent auditors’ review report on the consolidated and individual interim financial information

To the

Management and Shareholders of

Telefônica Brasil S.A.

São Paulo - SP

Introduction

We have reviewed the consolidated and individual interim financial information of Telefônica Brasil S.A. (“Company”), included in the Quarterly Information Form – “ITR” for the quarter ended September 30, 2022, which comprise the balance sheet as of September 30, 2022, and the related statements of income and comprehensive income for the three- and nine-month periods then ended and changes in equity and cash flows for the nine-month period then ended, in addition to the summary of the main accounting policies and other explanatory information.

The Company Management is responsible for preparing the consolidated and individual interim financial statements in accordance with the accounting standard CPC 21(R1) – Interim financial reporting and IAS 34 – Interim Financial Reporting, issued by the International Accounting Standards Board (IASB), and for presenting the aforementioned information in accordance with the standards issued by the Brazilian Securities Commission (CVM) that apply to the preparation of the Quarterly Information (ITR). Our responsibility is to express a conclusion on such interim financial information based on our review.

Scope of the review

We conducted our review in accordance with Brazilian and International Standards for reviewing interim financial information (NBC TR 2410 and ISRE 2410 – Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). A review of the interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with audit standards and, as a result, we cannot provide assurance that we have discovered all the significant matters that could have been identified by an audit. Accordingly, we do not express an audit opinion.

1

Conclusion on the Company and consolidated interim financial information

Based on our review we are not aware of any facts that lead us to believe the consolidated and individual interim financial information included in the aforesaid “ITR” has not been prepared, in all material respects, in accordance with the accounting standard(R1) and IAS 34 applicable to the preparation of Quarterly Information – ”ITR”, and presented in accordance with the standards issued by the Brazilian Securities Commission (CVM).

Other matters

Statement of value added

The aforementioned quarterly financial information include consolidated and individual Statements of Value Added (DVA) for the nine-month period ended September 30, 2022, which are the responsibility of Company’s Management and are presented as supplementary information for IAS 34 purpose. This financial statement was subject to review procedures conducted together with the review of the quarterly financial information, for the purpose to conclude whether it has been reconciled with the interim financial information and accounting records, as applicable, and if its form and content comply with the criteria set out in the accounting standard CPC09 – “Statements of Value Added”. Our review did not detect any facts that lead us to believe that the DVA has not been prepared, in all material respects, in accordance with the criteria established in this accounting standard and consistently in relation to the consolidated and individual interim financial statements taken as a whole.

Audit and review of the prior year and comparative period

The consolidated and individual balance sheets as of December 31, 2021 were audited by other independent auditors, who issued an unqualified report thereon dated February 18, 2022.

The accompanying consolidated and individual interim financial information for the quarter ended September 30, 2021, which comprise the related statements of income and comprehensive income for the three- and nine-month periods then ended, and changes in equity and cash flows for the nine-month period then ended, have been previously reviewed by other independent auditors who issued an unqualified report dated October 22, 2021.

Baker Tilly 4Partners, operating under the name Baker Tilly, is a member firm of the Baker Tilly International global network, whose members are separate and independent legal entities.

2

Other issues--Continued

The amounts related to the consolidated and individual statements of value added (DVA) for the nine-month period ended September 30, 2021 have been subjected to the same review procedures by those independent auditors and, based on their review, those independent auditors have issued an audit opinion reporting that they are not aware of any facts that would lead them to believe that the DVA has not been prepared, in all material respects, consistently with the Company and consolidated interim financial information taken as a whole.

São Paulo, October 21, 2022.

Baker Tilly 4Partners Auditores Independentes S.S.

CRC 2SP-031.269/O-1

Nelson Varandas dos Santos

Accountant CRC 1SP-197.110/O-3

3

TELEFÔNICA BRASIL S.A.
Balance Sheets
At September 30, 2022 and December 31, 2021
(In thousands of reais)						(A free translation of the original in Portuguese)

		Company		Consolidated				Company		Consolidated
ASSETS	Note	09.30.22	12.31.21	09.30.22	12.31.21	LIABILITIES AND EQUITY	Note	09.30.22	12.31.21	09.30.22	12.31.21

Current assets		19,432,872	20,655,171	21,094,353	21,060,168	Current liabilities		23,375,978	22,321,331	24,787,207	22,459,398
Cash and cash equivalents	3	5,098,516	6,187,360	6,026,138	6,448,483	Personnel, social charges and benefits	15	1,006,143	848,819	1,069,449	888,324
Financial investments	4	984	30,109	984	30,109	Trade accounts payable	16	7,459,692	7,085,058	7,751,141	7,132,402
Trade accounts receivable	5	8,300,112	8,064,097	8,638,206	8,100,269	Income and social contribution taxes payable	8.b	224,019	-	273,526	3,068
Inventories	6	767,404	632,514	770,980	639,825	Taxes, charges and contributions payable	17	1,028,652	1,465,039	1,072,648	1,485,157
Prepaid expenses	7	1,297,110	1,004,786	1,531,677	1,006,425	Dividends and interest on equity	18.b	5,107,867	4,265,715	5,107,867	4,265,715
Income and social contribution taxes recoverable	8.a	456,147	376,750	474,845	382,386	Provisions and contingencies	19	1,592,256	698,098	2,177,392	702,314
Taxes, charges and contributions recoverable	9	2,746,821	3,704,407	2,775,326	3,716,169	Loans, financing, debentures, leases, 5G licenses and liabilities for the acquisition of a company	20	5,859,010	6,903,208	6,000,372	6,906,892
Judicial deposits and garnishments	10	124,747	105,876	125,908	106,963	Deferred revenue	21	592,446	599,873	818,205	604,646
Dividends and interest on equity	18.a	-	12,396	-	-	Derivative financial instruments	31.a	95,947	4,538	95,947	4,538
Derivative financial instruments	31.a	184,173	6,451	184,173	6,451	Other liabilities	22	409,946	450,983	420,660	466,342
Other assets	11	456,858	530,425	566,116	623,088

Non-current assets		100,258,946	94,611,264	101,278,073	94,603,365	Non-current liabilities		27,223,175	23,017,908	28,439,787	23,197,939
Long-term assets		5,335,343	5,418,518	5,903,722	5,734,277	Personnel, social charges and benefits	15	38,823	21,522	38,840	21,533
Financial investments	4	47,171	37,044	47,397	37,238	Income and social contribution taxes payable	8.b	100,901	97,668	100,901	97,668
Trade accounts receivable	5	414,626	470,882	414,626	470,882	Taxes, charges and contributions payable	17	2,580,422	1,719,528	2,714,740	1,771,185
Prepaid expenses	7	848,245	442,263	869,753	442,268	Deferred taxes	8.c	3,772,137	4,172,044	3,772,137	4,172,044
Deferred taxes	8.c	-	-	348,796	121,748	Provisions and contingencies	19	6,028,485	5,602,382	6,621,524	5,720,928
Income and social contribution taxes recoverable	8.a	-	2,692	-	2,692	Loans, financing, debentures, leases, 5G licenses and liabilities for the acquisition of a company	20	13,263,390	10,021,541	13,747,209	10,027,086
Taxes, charges and contributions recoverable	9	1,052,206	1,340,869	1,059,329	1,340,872	Deferred revenue	21	153,045	153,839	153,145	153,864
Judicial deposits and garnishments	10	2,589,494	2,560,421	2,759,676	2,724,215	Derivative financial instruments	31.a	75,188	69,022	75,188	69,022
Derivative financial instruments	31.a	48,110	54,433	48,110	54,433	Other liabilities	22	1,210,784	1,160,362	1,216,103	1,164,609
Other assets	11	335,491	509,914	356,035	539,929
Investments	12	6,379,784	707,008	344,939	356,290	TOTAL LIABILITIES		50,599,153	45,339,239	53,226,994	45,657,337
Property, plant and equipment	13	44,933,202	44,387,672	45,539,264	44,408,491
Intangible assets	14	43,610,617	44,098,066	49,490,148	44,104,307	Equity		69,092,665	69,927,196	69,092,665	69,927,196
						Capital	23.a	63,571,416	63,571,416	63,571,416	63,571,416
						Capital reserves	23.b	299,380	754,443	299,380	754,443
						Revenue reserves	23.c	3,559,478	3,504,656	3,559,478	3,504,656
						Retained earnings		1,616,104	-	1,616,104	-
						Additional proposed dividends	23.d	-	2,028,524	-	2,028,524
						Equity valuation adjustment	23.e	46,287	68,157	46,287	68,157

						Non-controlling shareholders	23.h	-	-	52,767	79,000

						TOTAL EQUITY		69,092,665	69,927,196	69,145,432	70,006,196

TOTAL ASSETS		119,691,818	115,266,435	122,372,426	115,663,533	TOTAL LIABILITIES AND EQUITY		119,691,818	115,266,435	122,372,426	115,663,533

4

TELEFÔNICA BRASIL S.A.
Statements of Income
Three and nine-month periods ended September 30, 2022 and 2021
(In thousands of reais, except earnings per share)
(A free translation of the original in Portuguese)

		Company				Consolidated
		Three-month periods ended		Nine-month periods ended		Three-month periods ended		Nine-month periods ended
	Note	09.30.22	09.30.21	09.30.22	09.30.21	09.30.22	09.30.21	09.30.22	09.30.21

Net operating revenue	24	11,584,269	10,943,415	34,013,055	32,296,982	12,198,995	11,033,251	35,381,924	32,531,671

Cost of sales and services	25	(6,512,223)	(6,148,856)	(19,045,078)	(17,980,615)	(7,050,181)	(6,189,521)	(20,177,964)	(18,094,587)

Gross profit		5,072,046	4,794,559	14,967,977	14,316,367	5,148,814	4,843,730	15,203,960	14,437,084

Operating income (expenses)		(3,375,919)	(2,904,647)	(10,430,175)	(9,118,559)	(3,422,326)	(2,945,886)	(10,566,742)	(9,210,727)
Selling expenses	25	(2,885,267)	(2,894,536)	(8,755,384)	(8,794,381)	(2,948,384)	(2,895,940)	(8,871,688)	(8,808,306)
General and administrative expenses	25	(641,397)	(633,066)	(1,927,535)	(1,870,879)	(653,993)	(648,466)	(1,968,133)	(1,906,923)
Other income	26	500,424	588,526	940,296	2,437,496	504,842	588,870	935,193	2,438,203
Other expenses	26	(319,409)	(105,869)	(650,769)	(1,048,052)	(319,470)	(111,345)	(648,924)	(1,057,627)
Equity in results of investees	12	(30,270)	140,298	(36,783)	157,257	(5,321)	120,995	(13,190)	123,926

Operating income		1,696,127	1,889,912	4,537,802	5,197,808	1,726,488	1,897,844	4,637,218	5,226,357

Financial income	27	1,061,654	232,450	1,860,198	1,046,347	1,094,548	239,684	1,927,438	1,059,258
Financial expenses	27	(1,089,968)	(490,098)	(3,003,233)	(1,775,921)	(1,132,075)	(494,075)	(3,090,016)	(1,785,575)

Income before taxes		1,667,813	1,632,264	3,394,767	4,468,234	1,688,961	1,643,453	3,474,640	4,500,040

Income and social contribution taxes	8.d	(228,020)	(314,495)	(436,088)	(863,385)	(252,494)	(328,754)	(542,615)	(898,261)

Net income for the period		1,439,793	1,317,769	2,958,679	3,604,849	1,436,467	1,314,699	2,932,025	3,601,779

Attributable to:
Controlling shareholders	23.i	1,439,793	1,317,769	2,958,679	3,604,849	1,439,793	1,317,769	2,958,679	3,604,849
Non-controlling shareholders	23.i	-	-	-	-	(3,326)	(3,070)	(26,654)	(3,070)

Basic and diluted earnings per common share (in R$)	23.g	0.86	0.78	1.77	2.14

5

TELEFÔNICA BRASIL S.A.
Statements of Changes in Equity
Nine-month periods ended September 30, 2022 and 2021
(In thousands of reais)									(A free translation of the original in Portuguese)
		Capital reserves			Revenue reserves
	Capital	Share premium account	Other capital reserves	Treasury shares	Legal reserve	Tax incentive reserve	Retained earnings	Proposed additional dividends	Equity valuation adjustment	Parent Company equity	Non-controlling shareholders	Consolidated equity

Balance on December 31, 2020	63,571,416	63,074	1,229,730	(110,541)	3,073,334	76,345	-	1,587,518	65,888	69,556,764	-	69,556,764
Payment of additional dividend for 2020	-	-	-	-	-	-	-	(1,587,518)	-	(1,587,518)	-	(1,587,518)
Unclaimed dividends and interest on equity	-	-	-	-	-	-	54,644	-	-	54,644	-	54,644
Adjustment - Tax incentives	-	-	-	-	-	38,303	(38,303)	-	-	-	-	-
Repurchase of common shares to be held in treasury	-	-	-	(382,900)	-	-	-	-	-	(382,900)	-	(382,900)
Other comprehensive income	-	-	-	-	-	-	-	-	1,921	1,921	-	1,921
Equity interest in FiBrasil	-	-	1,370	-	-	-	-	-	-	1,370	278	1,648
Sale of investment in CloudCo Brasil	-	-	31,365	-	-	-	-	-	-	31,365	47,675	79,040
Equity transactions	-	-	(16)	-	-	-	-	-	-	(16)	-	(16)
Net income for the period	-	-	-	-	-	-	3,604,849	-	-	3,604,849	(3,070)	3,601,779
Interim interest on equity	-	-	-	-	-	-	(1,930,000)	-	-	(1,930,000)	-	(1,930,000)
Balance on September 30, 2021	63,571,416	63,074	1,262,449	(493,441)	3,073,334	114,648	1,691,190	-	67,809	69,350,479	44,883	69,395,362
Unclaimed dividends and interest on equity	-	-	-	-	-	-	61,592	-	-	61,592	-	61,592
Adjustment - Tax incentives	-	-	-	-	-	4,706	(4,706)	-	-	-	-	-
Repurchase of common shares to be held in treasury	-	-	-	(113,095)	-	-	-	-	-	(113,095)	-	(113,095)
Other comprehensive income	-	-	-	-	-	-	262,901	-	348	263,249	(3)	263,246
Equity interest in FiBrasil	-	-	812	-	-	-	-	-	-	812	(278)	534
Sale of investment in CloudCo Brasil and IoTCo Brasil	-	-	34,646	-	-	-	-	-	-	34,646	41,335	75,981
Equity transactions	-	-	(2)	-	-	-	-	-	-	(2)	-	(2)
Net income for the period	-	-	-	-	-	-	2,634,515	-	-	2,634,515	(6,937)	2,627,578
Allocation of income:
Legal reserve	-	-	-	-	311,968	-	(311,968)	-	-	-	-	-
Interim interest on equity	-	-	-	-	-	-	(805,000)	-	-	(805,000)	-	(805,000)
Interim dividends	-	-	-	-	-	-	(1,500,000)	-	-	(1,500,000)	-	(1,500,000)
Additional proposed dividends	-	-	-	-	-	-	(2,028,524)	2,028,524	-	-	-	-
Balance on December 31, 2021	63,571,416	63,074	1,297,905	(606,536)	3,385,302	119,354	-	2,028,524	68,157	69,927,196	79,000	70,006,196
Payment of additional dividend for 2021	-	-	-	-	-	-	-	(2,028,524)	-	(2,028,524)	-	(2,028,524)
Unclaimed dividends and interest on equity	-	-	-	-	-	-	72,247	-	-	72,247	-	72,247
Adjustment - Tax incentives	-	-	-	-	-	54,822	(54,822)	-	-	-	-	-
Cancellation of common shares	-	-	(606,536)	606,536	-	-	-	-	-	-	-	-
Repurchase of common shares to be held in treasury	-	-	-	(457,481)	-	-	-	-	-	(457,481)	-	(457,481)
Right of Withdrawal of Shareholders - Acquisition of Garliava	-	-	-	(14)	-	-	-	-	-	(14)	-	(14)
Other comprehensive income	-	-	-	-	-	-	-	-	(21,870)	(21,870)	-	(21,870)
Equity interest in FiBrasil and AIX	-	-	2,432	-	-	-	-	-	-	2,432	-	2,432
Non-controlling shareholder interests in Vivo Ventures	-	-	-	-	-	-	-	-	-	-	421	421
Net income for the period	-	-	-	-	-	-	2,958,679	-	-	2,958,679	(26,654)	2,932,025
Interim interest on equity	-	-	-	-	-	-	(1,360,000)	-	-	(1,360,000)	-	(1,360,000)
Balance on September 30, 2022	63,571,416	63,074	693,801	(457,495)	3,385,302	174,176	1,616,104	-	46,287	69,092,665	52,767	69,145,432

6

TELEFÔNICA BRASIL S.A.
Statements of Other Comprehensive Income
Three and nine-month periods ended September 30, 2022 and 2021
(In thousands of reais)					(A free translation of the original in Portuguese)
	Company				Consolidated
	Three-month periods ended		NIne-month periods ended		Three-month periods ended		NIne-month periods ended
	09.30.22	09.30.21	09.30.22	09.30.21	09.30.22	09.30.21	09.30.22	09.30.21
Net income for the period	1,439,793	1,317,769	2,958,679	3,604,849	1,436,467	1,314,699	2,932,025	3,601,779

Other comprehensive income (losses) that may be reclassified into income (losses) in subsequent periods	(5,502)	15,370	(21,788)	2,131	(5,502)	15,370	(21,788)	2,131
Gains (losses) on derivative financial instruments	(2,602)	11,978	1,537	5,825	(2,602)	11,978	1,537	5,825
Taxes	886	(4,073)	(522)	(1,981)	886	(4,073)	(522)	(1,981)

Cumulative Translation Adjustments (CTA)	(3,786)	7,465	(22,803)	(1,713)	(3,786)	7,465	(22,803)	(1,713)

Other comprehensive income (losses) not to be reclassified into income (losses) in subsequent periods	(48)	(95)	(82)	(210)	(48)	(95)	(82)	(210)
Unrealized losses on financial assets at fair value through other comprehensive income	(73)	(144)	(124)	(318)	(73)	(144)	(124)	(318)
Taxes	25	49	42	108	25	49	42	108

Other comprehensive income	(5,550)	15,275	(21,870)	1,921	(5,550)	15,275	(21,870)	1,921

Comprehensive income for the period - net of taxes	1,434,243	1,333,044	2,936,809	3,606,770	1,430,917	1,329,974	2,910,155	3,603,700

Attributable to:
Controlling shareholders	1,434,243	1,333,044	2,936,809	3,606,770	1,434,243	1,333,044	2,936,809	3,606,770
Non-controlling shareholders	-	-	-	-	(3,326)	(3,070)	(26,654)	(3,070)

7

TELEFÔNICA BRASIL S.A.
Statements of Value Added
Nine-month periods ended September 30, 2022 and 2021
(In thousands in reais)	(A free translation of the original in Portuguese)
	Company		Consolidated
	09.30.22	09.30.21	09.30.22	09.30.21

Revenues	43,508,834	43,790,520	45,104,133	44,062,133
Sale of goods and services	42,757,499	41,973,923	44,402,984	42,251,871
Other revenues	1,689,385	2,920,339	1,701,632	2,923,588
Provision for impairment of trade accounts receivable	(938,050)	(1,103,742)	(1,000,483)	(1,113,326)

Inputs acquired from third parties	(15,976,499)	(15,951,472)	(16,821,573)	(15,980,495)
Cost of goods and products sold and services rendered	(10,901,216)	(10,546,801)	(11,714,720)	(10,569,246)
Materials, electric energy, third-party services and other expenses	(5,555,179)	(6,283,912)	(5,584,618)	(6,291,805)
Loss/recovery of assets	479,896	879,241	477,765	880,556

Gross value added	27,532,335	27,839,048	28,282,560	28,081,638

Withholdings	(9,053,377)	(8,963,727)	(9,396,650)	(8,972,079)
Depreciation and amortization	(9,053,377)	(8,963,727)	(9,396,650)	(8,972,079)

Net value added produced	18,478,958	18,875,321	18,885,910	19,109,559

Value added received in transfer	1,823,415	1,203,604	1,914,248	1,183,184
Equity in results of investees	(36,783)	157,257	(13,190)	123,926
Financial income	1,860,198	1,046,347	1,927,438	1,059,258

Total undistributed value added	20,302,373	20,078,925	20,800,158	20,292,743

Distribution of value added	20,302,373	20,078,925	20,800,158	20,292,743

Personnel, social charges and benefits	3,997,765	3,504,905	4,167,952	3,601,649
Direct compensation	2,718,251	2,391,242	2,831,314	2,456,504
Benefits	1,118,082	961,050	1,166,287	987,038
Government Severance Indemnity Fund for Employees (FGTS)	161,432	152,613	170,351	158,107
Taxes, charges and contributions	9,494,993	10,363,960	9,726,353	10,474,284
Federal	3,428,545	3,594,650	3,634,294	3,698,235
State	5,899,878	6,577,185	5,905,076	6,577,347
Local	166,570	192,125	186,983	198,702
Debt remuneration	3,850,936	2,605,211	3,973,828	2,615,031
Interest	2,915,057	1,726,739	2,998,035	1,735,434
Rental	935,879	878,472	975,793	879,597
Equity remuneration	2,958,679	3,604,849	2,932,025	3,601,779
Interest on equity distribution	1,360,000	1,930,000	1,360,000	1,930,000
Retained profit	1,598,679	1,674,849	1,598,679	1,674,849
Non-controlling shareholders	-	-	(26,654)	(3,070)

8

TELEFÔNICA BRASIL S.A.
Statements of Cash Flows
NIne-month periods ended September 30, 2022 and 2021
(In thousands in reais)	(A free translation of the original in Portuguese)

	Company		Consolidated
	09.30.22	09.30.21	09.30.22	09.30.21
Cash flows from operating activities

Income before taxes	3,394,767	4,468,234	3,474,640	4,500,040
Adjustment for:
Depreciation and amortization	9,053,377	8,963,727	9,396,650	8,972,079
Foreign exchange accruals on derivative financial instruments	20,572	18,147	20,572	18,147
Interest/indexation accruals for assets and liabilities	613,970	704,299	629,639	705,530
Investment write-offs	-	(358,439)	-	(358,439)
Equity in results of investees	36,783	(157,257)	13,190	(123,926)
Gains on write-off/sale of assets	(517,992)	(436,955)	(519,009)	(438,485)
Provision for impairment - accounts receivable	938,050	1,103,742	1,000,483	1,113,326
Change in liability provisions	229,822	399,229	413,518	408,515
Write-off and reversals for impairment - inventories	23,051	42,581	24,863	42,798
Pension plans and other post-retirement benefits	30,749	45,818	31,825	47,316
Provisions for tax, civil, labor and regulatory contingencies, fines for contract cancellations and contingent liabilities	650,769	935,010	648,924	936,436
Interest accruals (loans, financing, debentures, leases, 5G licenses and liabilities for the acquisition of a company - Garliava)	1,425,141	625,574	1,470,142	625,858
Others	(8,192)	(26,508)	(8,192)	(27,336)

Changes in assets and liabilities
Trade accounts receivable	(465,313)	(888,130)	(434,774)	(915,217)
Inventories	(157,941)	(3,863)	(156,019)	(4,998)
Taxes recoverable	(343,675)	(2,146,125)	(371,107)	(2,147,755)
Prepaid expenses	(522,980)	(370,367)	(524,400)	(371,491)
Other assets	99,792	(17,554)	41,640	(24,273)
Personnel, social charges and benefits	174,624	293,839	198,432	309,082
Trade accounts payable	130,251	780,985	(51,070)	823,997
Taxes, charges and contributions	1,459,840	1,267,756	1,374,779	1,276,010
Provisions for tax, civil, labor and regulatory contingencies	(744,730)	(839,652)	(811,979)	(846,952)
Other liabilities	(45,483)	179,078	105,260	178,277
	12,080,485	10,114,935	12,493,367	10,198,499

Cash generated from operations	15,475,252	14,583,169	15,968,007	14,698,539

Interest paid (loans, financing, debentures, leases, 5G licenses and liabilities for the acquisition of a company - Garliava)	(1,084,123)	(616,240)	(1,114,790)	(616,552)
Income and social contribution taxes paid	(509,195)	(66,581)	(586,899)	(94,775)

Net cash generated by operating activities	13,881,934	13,900,348	14,266,318	13,987,212

Cash flows from investing activities
Additions to PP&E and intangible assets and others	(6,969,862)	(6,552,779)	(6,974,884)	(6,555,835)
Cash received from sale of PP&E	598,181	495,922	598,184	497,948
Payment for acquisition of investments and capital contribution in subsidiary	(5,161,786)	(38,015)	(4,906,921)	-
Cash received on the sale of investments	161,057	244,120	161,057	244,120
Redemption of judicial deposits	56,540	111,351	57,359	112,603
Cash and cash equivalents from company acquisitions	-	-	64,056	-
Dividend and interest on equity distributions received	51,125	-	-	-
Loan concessions to subsidiary	-	(8,200)	-	-

Net cash used in investing activities	(11,264,745)	(5,747,601)	(11,001,149)	(5,701,164)

Cash flows from financing activities
New loans and debentures	4,500,000	-	4,500,000	-
Payment of loans, financing, debentures, leases, 5G licenses and liabilities for the acquisition of a company - Garliava	(5,417,856)	(2,804,501)	(5,450,758)	(2,805,441)
Derivative financial instrument receipts	45,241	34,620	45,241	34,620
Derivative financial instrument payments	(104,332)	(45,572)	(104,332)	(45,572)
Repurchase of shares to be held in treasury	(457,495)	(382,900)	(457,495)	(382,900)
Dividend and interest on equity distributions paid	(2,271,591)	(2,185,888)	(2,271,591)	(2,185,888)
Capital subscriptions made by noncontrolling shareholders in subsidiaries	-	-	51,421	25,000
Net cash used in financing activities	(3,706,033)	(5,384,241)	(3,687,514)	(5,360,181)

Increase (decrease) in cash and cash equivalents	(1,088,844)	2,768,506	(422,345)	2,925,867

Cash and cash equivalents at the beginning of the period	6,187,360	5,517,354	6,448,483	5,762,081
Cash and cash equivalents at the end of the period	5,098,516	8,285,860	6,026,138	8,687,948

9

(A free translation of the original in Portuguese)

Telefônica Brasil S. A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED QUARTERLY INFORMATION

Three and nine-month periods ended September 30, 2022

(In thousands of Reais, unless otherwise stated)

1)	OPERATIONS

a) Background information

Telefônica Brasil S.A. (the "Company" or "Telefônica Brasil") is a publicly-held corporation whose main corporate purpose is operating telecommunications services; development of activities necessary or complementary to the execution of such services, in accordance with the concessions, authorizations and permissions granted; rendering value-added services; offering integrated solutions, management and provision of services related to: (i) data centers, including hosting and co-location; (ii) storage, processing and management of data, information, texts, images, videos, applications and information systems and similar; (iii) information technology; (iv) information and communication security; and (v) electronic security systems; licensing and sublicensing of software of any nature, among others.

The Company's principal offices are located at 1376, Engenheiro Luis Carlos Berrini Avenue, in the city and state of São Paulo, Brazil. It is a member of the Telefónica Group ("Group"), based in Spain which operates in several countries across Europe and Latin America.

On September 30, 2022, Telefónica S.A. ("Telefónica"), the Group holding company, held a total direct and indirect interest in the Company of 74.20% (73.58% on December 31, 2021).

The Company is registered with the Brazilian Securities Commission ("CVM") and its shares are traded on the B3. It is also registered with the U.S. Securities and Exchange Commission ("SEC") and its American Depositary Shares ("ADSs"), backed by its common shares, are traded on the New York Stock Exchange ("New York Stock Exchange"-"NYSE").

b) Operations

The Company renders services for: (i) Fixed Switched Telephone Service Concession Arrangement ("STFC"); (ii) Multimedia Communication Service ("SCM", data communication, including broadband internet); (iii) Personal Mobile Service ("SMP"); and (iv) Conditioned Access Service ("SEAC" - Pay TV) and Private Limited Service ("SLP"), throughout Brazil, through concessions and authorizations, in addition to other activities.

Service concessions and authorizations are granted by Brazil's Telecommunications Regulatory Agency ("ANATEL"), the agency responsible for the regulation of the Brazilian telecommunications sector under the terms of Law No. 9472 of July 16, 1997 - General Telecommunications Law ("Lei Geral das Telecomunicações" - LGT).

In accordance with the STFC service concession agreement, every two years, over the life of the agreement's 20-year term ending on December 31, 2025, the Company will pay a fee equivalent to 2% of its prior-year STFC revenue, net of applicable taxes and social contribution taxes (Note 22).

Before Law no. 13.879 / 2019 came into effect authorizations for the use of radio frequencies were commonly granted for 15 years and could be extended only once, for the same term. Following the normative changes in the aforementioned Law, successive extensions of authorization grants were allowed, though applicability to the current terms was only clarified by Decree no. 10.402 / 2020, which detailed the requirements related to the new successive extension regime and that the current authorizations are also covered by the new regime.

The Decree defined ANATEL's parameters for evaluating the scope of extension requests, such as ensuring the efficient use of radio frequencies, competitive aspects, meeting the public interest and fulfilling obligations already assumed with ANATEL.

10

(A free translation of the original in Portuguese)

Telefônica Brasil S. A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED QUARTERLY INFORMATION

Three and nine-month periods ended September 30, 2022

(In thousands of Reais, unless otherwise stated)

Currently, each two years, following the first extension, the Company must pay a charge equivalent to 2% of revenues earned through the SMP provision in the year prior, net of taxes and social contributions (Note 22), and for certain terms, in the 15th year, the Company will pay only the equivalent of 1% of its prior-year revenue. The calculation considers the net revenue from Basic and Alternative Service Plans. In July 2018, ANATEL published Resolution No. 695 with a new public spectrum price regulation. This Resolution established new criteria for the costs of license extensions. The formula includes the authorization time, regional revenue and the spectrum used by the provider. Part of the payment can be converted into investment commitments.

The information on the authorizations for the use of radiofrequency bands for SMP granted to the Company is the same as in Note 1b) Operations, as disclosed in the financial statements for the year ended December 31, 2021.

Extension of authorizations for the 850 MHz, 900 MHz and 1800 MHz bands

With respect to the extension of authorizations for the 850 MHz bands, ANATEL through Judgment No. 510 of September 30, 2020, determined that (i) the Superintendence of Granting and Resources for Provision ("SOR") addresses the requests for extension of authorizations for the use of radio frequencies in force in sub-bands A and B, proposing primary grants until November 29, 2028, if legal and regulatory requirements are met; and that (ii) the extension value should be discounted to net present value, to reflect the economic value (market value) of the bands.

Having complied with the SOR procedures, the ANATEL Board through Judgment No. 618, of November 26, 2020, extended the term of the authorization for the right to use radio frequencies, for bands 869.0 to 880.0 MHz, 824.0 to 835.0 MHz, 890.0 to 891.5 MHz and 845.0 to 846.5 MHz, associated with Authorization Term No. 001/2006 / PVCP / SPV- ANATEL through to November 29, 2028. No exclusivity was granted, being on a primary basis and restricted to the provision area serving the State of Rio de Janeiro, pursuant to Act No. 7,281, of November 26, 2020.

The extension granted for a period less than the maximum limit provided for by Law (20 years), in the opinion of ANATEL, was to promote a reorganization and readaptation of the channel. Alternative calculation methods (biannual charges and Resolution No. 695/2018, as approved in the Public Price Regulation for the Right to Use Radio Frequencies ("PPDUR")) is justified on the grounds that the current regulatory instruments are not expected to involve a second extension. ANATEL further determined that 10% should be effectively paid in cash and the remaining 90% settled in the form of investments.

Similarly, ANATEL extended the period of validity of authorizations for the right to use radio frequencies relating to the 869.0 to 880.0 MHz, 824.0 to 835.0 MHz, 890.0 to 891.5 MHz and 845.0 MHz bands at 846.5 MHz in the area of provision equivalent to the Federal District, associated with the Authorization Term No. 003/2006/PVCP/SPV-ANATEL. Extension authorizations were granted for the State of Rio de Janeiro, under term and payment conditions.

The Company and other providers appealed certain conditions for the renewal of the license, including the evaluation criteria and certain obligations. ANATEL dismissed the appeals and submitted the process to the Federal Audit Court for ratification of the calculations referring to the amount due for the extension.

In September 2022, the Federal Court of Auditors ("TCU") defined a standard procedure for authorizations, other than the extensions of the awards for 850 MHz to 2028, acquired prior to the publication of Law No 13.879/2019 to regulate the conduct of the bidding process. This decision affected the expectation for tenders to 2028 (to 850 MHz). The Company appealed the decision and the case continues under review of the TCU.

As a condition for renewing the 850 MHz sub-band license, a judicial writ of mandamus is being filed, though the security was denied in the first instance, and the appeal is pending judgment at the Federal Regional Court of the First Region.

11

(A free translation of the original in Portuguese)

Telefônica Brasil S. A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED QUARTERLY INFORMATION

Three and nine-month periods ended September 30, 2022

(In thousands of Reais, unless otherwise stated)

The terms of authorization for the use of the 900 MHz and 1800 MHz sub-bands are expected to expire by 2023. With the exception of authorization terms No. 002/2005/PVCP/SPV-ANATEL and No. 017/2005/ PVCP/SPV-ANATEL, associated, respectively, to the 900 MHz and 1800 MHz sub-bands in sector 3 of the PGO (region in the state of MG), the use authorizations for these sub-bands had not previously been extended. ANATEL has the discretion to proceed with the extension under the terms of the authorization allowing for an extension for 15 years in return for payment equivalent to 2% of the net operating revenue of the SMP, paid biannually.

However, ANATEL recently selected another operator (TIM) to which it granted an authorization extension for the 900 MHz and 1800 MHz bands up to 2032. Should ANATEL decide to treat the Company's authorizations in a similar manner to the 2032 sectorial relocation of the associated pipelines in the sub-bands, as applied for the 850 MHz sub-bands, this will shorten by six year the term of the original authorizations which have yet to be extended (15 years terms, expiring in 2038). As to the 900 MHz and 1800 MHz authorizations in sector 3 (Minas Gerais), which have already been extended, this decision would represent an extension of nine years for these authorization terms (30 years, 15 years of which original term and 15 years extension)

5G License Auctions

On December 3, 2021, ANATEL signed the Terms of Authorization for the Use of Blocks of Radiofrequencies Associated with SMP No. 86, 87 and 88/2021 ("Terms"), in the radio frequency sub-bands of 2,300 MHz to 2,390 MHz, 3,300 MHz to 3,700 MHz and 24.3 GHz to 27.5 GHz, from auctions for the implementation of fifth generation technology ("5G"), held by ANATEL on November 4 and 5, 2021, which were awarded to the Company as the successful bidder.

These authorizations are valid for 20 years, starting on December 8, 2021, date of publication of the present extracts of the Terms in the Diário Oficial da União ("DOU"), upon payment, associated with the authorizations for the provision of SMP, issued by Terms no. 78/2012/PVCP/SPV -ANATEL, n.o. 05/2010/PVCP/SPV-ANATEL and N.o. 06/2010/PVCP/SPV-ANATEL, renewable, successively, pursuant to Law 9472/1997.

Pursuant to the scope of the Bidding Notice, the successful bidder operators jointly constituted 3.5 GHz Band Management Entity ("EAF"). The Entity Administering the Connectivity of Schools ("EACE") was formed by the successful bidders.

As a requirement for obtaining these authorizations, the Company, as well as the other successful telecommunication service bidder providers, assumed a series of commitments. For the 2.3 GHz and 3.5 GHz spectrum band obligations for coverage commitments and fiber optic backbone network deployment in locations with little or no connectivity infrastructure. In addition, the successful bidders for the 3.5 GHz band must fund all activities related to the migration of satellite TV services from the C band to the Ku band (notably the migration of TVROs and mitigation of interference in the FSS systems), for the construction of six high-capacity info-ways by laying sub fluvial cables for the Integrated and Sustainable Amazon Program ("PAIS") and the implementation of private (fixed and mobile) communication networks reserved for the Federal Public Administration. EAF will be responsible for the execution of these activities. The successful bidders for the 26 GHz spectrum bands will be required to fund EACE's activities for broadband connectivity projects for public schools to be selected across the country.

Authorizations in the 450 MHz band

As part of the 2012 auctions, ANATEL allocated a 450 MHz frequency lot associated with the 2.5 GHz band, designed to meet the demand for voice and data services in remote rural areas. Following the acquisition of 450 MHz concessions, the Company assumed an obligation to provide infrastructure in rural areas in the states of Alagoas, Ceará, Minas Gerais, Paraíba, Pernambuco, Piauí, Rio Grande do Norte, Sergipe and the interior of São Paulo, covering 2,556 municipalities.

12

(A free translation of the original in Portuguese)

Telefônica Brasil S. A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED QUARTERLY INFORMATION

Three and nine-month periods ended September 30, 2022

(In thousands of Reais, unless otherwise stated)

Recently, the ANATEL Board of Directors determined the cancellation of the TIM, Oi and Claro authorizations. The termination decision was based on a commitment term in the bidding notice related to the acquisition of authorizations, requiring the band to be returned by buyers if they had not yet activated the service within 36 months from the date of approval of the grants. As ANATEL is still assessing other cases, it is possible that it may take a similar view with regards to the Company's 450 MHz authorizations.

c) Corporate events in 2022

c.1) Constitution of Digital Education Joint Venture

On April 8, 2022, the Company and Ânima Holding S.A. ("Ânima Educação") formed VivaE Educação Digital S.A., a joint venture for digital education services.

On that date, following the fulfillment of certain conditions precedent (including the approval of the operation upon the final ruling by the Administrative Council of Economic Defense - CADE), the corporate documents and commercial agreements were finalized enabling the startup of the joint-venture operations. Operations will provide online qualification courses focused on lifelong learning and employability in areas such as Technology, Management, Business Administration and Tourism, offering customers personalized development paths with up-to-date content aligned with current job market demands. This will be delivered through a digital education platform. Ânima Educação's know-how in providing digital courses allied with Telefônica Brasil's scale and distribution capacity, provide the joint venture with the means to leverage access to the job market, contributing to the development and independence of its students.

The joint venture was incorporated on April 8, 2022, with a 50% equity interest owned by the Company and 50% by Ânima Educação, receiving contributions of R$6,000 from each on the same date.

c.2) Acquisition of part of Oi UPI Mobile Assets

The Company, in compliance with CVM Resolution No. 44/2021, informed its shareholders and the market that, it, on April 20, 2022, as one of the buyers, and Oi S.A. - in Judicial Recovery (successor of Oi Móvel S.A. - In Judicial Recovery) ("Oi") as the seller, had completed the acquisition as detailed in the Contract of Purchase and Sale of Shares and Other Covenants dated on January 28, 2021, as amended ("Contract"). Consequently, the Company acquired all the shares issued by Garliava RJ Infraestrutura e Redes de Telecomunicações S.A. ("Garliava"), to which a portion of UPI Mobile Assets (as defined in the Contract) had been assigned for the Company under the Segregation and Division Plan attached to the Contract ("UPI Mobile Assets - Telefônica").

This acquisition was subject to obtaining applicable corporate and regulatory authorizations, including from ANATEL and CADE. On January 31, 2022, ANATEL granted prior consent by imposing conditions ("Act of Consent") for the operations contemplated in the Contract. On February 9, 2022, the Company informed its shareholders and market that the CADE administrative court, at a meeting held on the same date, approved, subject to the implementation of the Concentration Control Agreement ("ACC" and "CADE's Approval", respectively), the merger act No. 08700.000726/2021-08 submitted for its assessment the conclusion of the Contract.

On April 20, 2022, the Company made a payment of R$4,884,588, withholding 10%, or R$488,458. The amount withheld will bear interest at the CDI rate from the date of acquisition and will be retained as a guarantee to cover post-closing price adjustments and indemnifications after the closing of the agreement.

The Oi acquisition price was amended increasing it by: (i) R$110,205, conditioned to the achievement of certain migration targets for customer bases and frequencies (among others), with payment expected in the next 12 months, bearing interest at the CDI rate from the date of acquisition to the date of payment. The Company has paid R$47,500 through to September 30, 2022; and (ii) R$8,333, for severance costs incurred by Oi upon the dismissal and rehiring of Oi employees by Garliava. These amounts will be fully refunded within 30 days from the date of notification to be sent by Oi.

13

(A free translation of the original in Portuguese)

Telefônica Brasil S. A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED QUARTERLY INFORMATION

Three and nine-month periods ended September 30, 2022

(In thousands of Reais, unless otherwise stated)

Thus, the total purchase consideration for the acquisition of the portion of UPI Ativos Móveis, still subject to adjustments, according to the conditions defined in the agreement, is as follows:

The Company also entered into other complementary payment commitments with Oi, as follows:

•	R$147,551, paid in full on April 20, 2022, by Garliava to Oi, for transition services to be provided within 12 months, for the continuation of the mobile operations conferred to Garliava, excluding certain transition service costs in the contract scope.

•	R$179,000, the net present value of the take-or-pay data transmission capacity contract, to be paid monthly over a 10-year period.

The Company's share of UPI Mobile Assets was: (i) Clients: approximately 12.5 million (equivalent to 30% of the total customer base of the UPI Mobile Assets) - according to ANATEL's February 2022 data; (ii) Spectrum: 43MHz a country wide population-weighted average (46% of UPI Mobile Assets' radiofrequency); and (iii) Infrastructure: contracts for the use of 2,700 mobile access sites (corresponding to 19% of UPI Mobile Assets' sites).

The transaction promotes benefits for the Brazilian telecommunications sector, broadening its capacity to make investments and foster innovative technologies in a sustainable and rational manner, contributing to the digitalization of the country through the construction and expansion of networks with cutting-edge technologies, such as 5G and fiber, which lead to services with better coverage and quality for users.

The transaction has the potential to generate synergies for the Company, through the optimization of operating costs and efficient allocation of investments from the integration of assets.

Upon completion of the acquisition, form April 20, 2022 the Company became the direct parent of Garliava. Garliava, based in Brazil, provides telecommunications services in Brazil and abroad, especially for SMP and SCM; it renders infrastructure and network maintenance and installation services and leases, including for the placement of equipment; providing services in the retail and specialized wholesale trade of goods and/or services, through own and third parties, telecommunications, communication, computer and other equipment, by any means, including through any physical and/or remote sales channels, such as own and third-party stores, door-to-door, telephone (telemarketing) and internet, among other activities related to or related to its corporate purpose.

Pursuant to IFRS 3 (R) - Business Combinations, business acquisitions are accounted for using the acquisition method. The consideration transferred in a business combination is measured at fair value, which is calculated as the sum of the fair values of assets acquired and liabilities assumed on the acquisition date from the acquiree's former controlling shareholders and any interests issued in exchange for control of the acquiree. At the date of this quarterly information, the Company is still finalizing the purchase price allocation study (Purchase Price Allocation - PPA), to identify the fair value of assets acquired and liabilities assumed. The final analysis is expected to be completed shortly once management has obtained all relevant information, but not exceeding 12 months from the acquisition date.

14

(A free translation of the original in Portuguese)

Telefônica Brasil S. A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED QUARTERLY INFORMATION

Three and nine-month periods ended September 30, 2022

(In thousands of Reais, unless otherwise stated)

The provisional fair value of the net assets acquired is R$2,137,624 and goodwill, subject to final adjustments, is as below:

(1)	Includes the write-down of property, plant and equipment (R$131,578).
(2)	Includes the fair value of licenses (R$2,518,836) and customer portfolio (R$96,195).
(3)	Includes the fair value of tax contingent liabilities (R$453,697).
(4)	Includes deferred taxes on contingent liabilities (R$154,257).
(5)	Goodwill recorded on the acquisition based on expected synergies resulting from the business combination. The amount is still provisional and subject to review and adjust to determine the fair value of identifiable assets acquired and liabilities assumed.

The methods and assumptions used to determine the fair values were:

Licenses

The fair value of the licenses was determined using the discounted cash flow method under the Income Approach, which considers the income-earning capacity of the identified asset or business. The premise for this approach is that the value of an asset or business can be measured as being equivalent to the present value of the net economic benefit (cash receipts minus cash expenses) to be received over its useful life. The fair value allocated to the licenses on the acquisition date was R$2,518,836, which is being amortized over the average term of 10.08 years, ranging from 5 years to 15 years.

Customer portfolio

The customer portfolio was valued using the MEEM method ("Multi-period Excess Earnings Method"), which is based on a calculation of discounting cash flows from future economic benefits attributable to the customer base, net of eliminations of the implied contribution obligations. To estimate the remaining useful life of the customer base, an analysis was made of the average duration of customer relationships using a churn rate.

The purpose is to estimate a lifetime curve that predicts future turnover profiles associated with the current customer base. As an approximation for the customer life curve, the so-called "Iowa curves" were considered. The fair value allocated to the customer portfolio on the acquisition date was R$96,195, which will be amortized on a straight-line basis, according to the useful life of each type of customer, over an average term of 6.60 years, ranging from 5 years to 8 years.

15

(A free translation of the original in Portuguese)

Telefônica Brasil S. A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED QUARTERLY INFORMATION

Three and nine-month periods ended September 30, 2022

(In thousands of Reais, unless otherwise stated)

Fair Value of Contingent Liabilities

Under IFRS 3(R) Business Combinations, the acquirer recognizes, at the acquisition date, contingent liabilities assumed in a business combination even when it is not probable that an outflow of resources will be required to settle the obligation, provided that it is a present obligation that arises from past events and its fair value can be measured reliably. Contingent liabilities at fair value of R$453,697 were recognized from this acquisition, which were determined based on the estimated cash outflow for settlement on the acquisition date.

Other information

Transaction costs incurred up to the closing of the transaction on April 20, 2022, by the Company are approximately R$49.6 million. These costs are not part of the purchase consideration being recognized as expenses in the periods in which the costs were incurred.

The fair value of accounts receivable for service rendering totaled R$394,894 as of acquisition date, which does not differ from the book value of R$407,361 (gross), net of estimated impairment losses totaling R$12,467.

From the acquisition date and through to the date of preparation of the quarterly information, Garliava had contributed R$793,492 to the Company's net operating revenue and a loss of R$5,703.

In compliance with article 256 of Law No. 6,404/1976 ("Corporate Law"), as amended, the Company's August 4, 2022 Extraordinary General Meeting ("AGE") ratified the January 28, 2022 Agreement. As a result of this approval, the holders of shares issued by the Company who did not vote in favor, abstained from voting or did not attend the EGM, had the right to withdraw from the Company ("Right of Withdrawal") (Note 23b)

On September 17, 2022, under the terms of the Agreement, the Company notified Oi of the post-closing adjustments, calculated with the support of a specialized firm, based on available information and drawn from the Agreement. These adjustments must be assessed by Oi and Oi must declare its agreement or disagreement, to promote discussion, negotiation and agreement between the Company and Oi, or to seek an arbitration procedure, as provided for in the Agreement.

The Post-Closing Adjustment Notification presents values and calculations calculated with the support of a specialized firm, based on available information and the Agreement, totaling a maximum amount of R$3,186,922 for price adjustment for the benefit of the Purchasers. The Price Adjustment includes the amount attributable to the Company of up to R$1,075,461, part of which R$488,458 is covered by the retention of the 10% withheld on payment for the acquisition ("Price Adjustment").

The Price Adjustment must be assessed by the Seller who must declare its agreement or disagreement, as to promote discussion, negotiation and agreement between the parties, or to seek an arbitration procedure, as provided for in the Agreement .

c.3) Constitution of Fundo Vivo Ventures

On April 11, 2022, the Company informed its shareholders and the market that its Board of Directors had approved, on the same date, the formation of a Corporate Venture Capital fund, together with Telefónica Open Innovation, SL (Unipersonal) ("Telefónica Open Innovation"), called Vivo Ventures ("VV"), which aims to invest in startups focused on innovative solutions that can accelerate the growth of the Company's B2C ecosystem. The VV will receive an estimated investment of R$320 million, which will be invested over its first five years, in startups in the areas of health, finance, education, entertainment, smart home, marketplace, among others. The Company holds 98% of the subscribed capital of VV and Telefónica Open Innovation holds 2%. Through VV, the Company intends to promote the expansion of its digital business through the creation of significant partnerships with startups, contributing to complement the value proposition offered to its customers through innovative services and products, with a focus on its purpose of digitization to foster and leverage its extensive distribution chain and promote the potential of the Vivo brand. Up to September 30, 2022, the Company and Telefónica Open Innovation had invested R$21,068 in VV, of which R$20,647 by the Company and R$421 by Telefónica Open Innovation.

16

(A free translation of the original in Portuguese)

Telefônica Brasil S. A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED QUARTERLY INFORMATION

Three and nine-month periods ended September 30, 2022

(In thousands of Reais, unless otherwise stated)

2)	BASIS OF PREPARATION AND PRESENTATION OF INDIVIDUAL AND CONSOLIDATED QUARTERLY FINANCIAL INFORMATION

a) Statement of compliance

The individual (Company) and consolidated quarterly financial statements were prepared and are presented in accordance with International Standard IAS 34 - Interim Financial Reporting, as issued by the International Accounting Standards Board ("IASB") consistent with CVM deliberations, applicable to the preparation of the quarterly financial statements.

All information of significance to the individual and consolidated quarterly financial information is disclosed and is consistent with that used by the Company's management in the performance of its duties.

b) Basis of preparation and presentation

The individual and consolidated quarterly financial information were prepared on a historical cost basis (except where different criteria are required) and adjusted to reflect the valuation of assets and liabilities measured at fair value or considering the mark-to-market valuation when such valuations are required by IFRS.

Assets and liabilities are classified as current when it is probable that their realization or settlement will occur in the next 12 months. Otherwise, they are classified and shown as non-current. The only exception relates to the balances of deferred tax assets and liabilities, which are classified and fully shown as non-current.

The Statement of Cash Flows was prepared in accordance with IAS 7 - Statement of Cash Flows and reflects the changes in cash that occurred in the years presented using the indirect method.

The accounting standards adopted in Brazil require the presentation of the Statement of Value Added ("SVA"), individual and consolidated, while IFRS does not require this presentation. As a result, under IFRS standards, the SVA is being presented as supplementary information, without prejudice to the overall individual and consolidated quarterly financial information.

The individual and consolidated quarterly financial information compares the three and nine-months periods ended September 30, 2022 and 2021, except for the balance sheets, that compare the financial positions as at September 30, 2022 and December 31, 2021.

The Board of Directors authorized the issue of these individual and consolidated quarterly financial statements on October 21, 2022.

c) Functional and reporting currency

The individual and consolidated financial information for the nine-month periods ended September 30, 2022, and 2021, are presented in thousands of Real/Reais (R$) (unless otherwise stated).

The Company's functional and reporting currency is the Brazilian Real. Transactions in foreign currency are translated into Brazilian Reais as follows: (i) assets, liabilities and shareholders' equity (excluding capital stock and capital reserves) are translated at the closing exchange rate on the balance sheet date; (ii) expenses and revenues are translated at the average exchange rate, except for specific transactions that are converted by the transaction date rate; and (iii) the capital stock and capital reserves are converted at the transaction date rate.

17

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Telefônica Brasil S. A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED QUARTERLY INFORMATION

Three and nine-month periods ended September 30, 2022

(In thousands of Reais, unless otherwise stated)

Gains and losses from the conversion of investments abroad are recognized in the statement of comprehensive income. Gains and losses from the translation of monetary assets and liabilities between the exchange rate prevailing at the date of the transaction and the year-end closing (except for the conversion of investments abroad) are recognized in the statement of income.

d) Basis of consolidation

Interests held in subsidiaries or joint ventures are measured under the equity method in the individual financial statements. In the consolidated financial statements, investments and all asset and liability balances, revenues and expenses arising from transactions and equity interest in subsidiaries are eliminated entirely. Investments in joint ventures are measured under the equity method in the consolidated financial statements.

Information regarding direct and jointly controlled subsidiaries is the same as presented in Note 12) Investments, disclosed in the annual financial statements for the year ended December 31, 2021, except for Note 1.c): (i) establishment of the digital education joint venture ("VIVAE"); (ii) acquisition of part of UPI's mobile assets and (iii) constitution of the Vivo Ventures fund.

At September 30, 2022, and December 31, 2021, the Company held direct equity interests in subsidiaries and jointly controlled, as follows:

Information on investees is presented in Note 12.

e) Segment reporting

Business segments are defined as components of a company for which separate financial information is available and regularly assessed by the operational decision-making professional in definition of how to allocate funds to an individual segment and in the assessment of segment performance. Considering that: (i) all officers and managers' decisions are based on consolidated reports; (ii) the Company and its subsidiaries' mission is to provide their customers with quality telecommunications services; and (iii) all decisions related to strategic planning, finance, purchases, short- and long-term investments are made on a consolidated basis, the Company and its subsidiaries operate in a single operating segment, namely the provision of telecommunications services.

f) Significant accounting practices

Information presented in the explanatory notes in the December 31, 2021 annual financial statements, when substantially unchanged, has not been repeated in these individual and consolidated quarterly information.

18

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Telefônica Brasil S. A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED QUARTERLY INFORMATION

Three and nine-month periods ended September 30, 2022

(In thousands of Reais, unless otherwise stated)

The accounting policies adopted in the preparation of the Company's quarterly information for the nine-month periods ended September 30, 2022, are consistent with those used in the preparation of the annual consolidated financial statements for the year ended December 31, 2021 and must be analyzed in conjunction with these financial statements.

The Company does not anticipate the early adoption of any accounting standards, pronouncement, interpretation or amendment issued before the mandatory effective dates.

g) Significant accounting judgments estimates and assumptions

The preparation of the individual and consolidated quarterly information requires the use of certain critical accounting estimates and the exercise of judgment by the Company's management in the application of its accounting policies. These estimates are based on experience, best knowledge, information available at the end of the year and other factors, including expectations of future events that are believed to be reasonable in the circumstances. The settlement of transactions involving these estimates may result in amounts different from those recorded in the quarterly information due to the criteria inherent to the estimation process. The Company reviews its estimates at least annually

The significant estimates and judgments applied by the Company and its subsidiaries in the preparation of these quarterly financial statements are detailed in the following Notes: trade accounts receivable (Note 5); income and social contribution taxes (Note 8); property, plant and equipment (Note 13); intangible assets (Note 14); provision and contingencies (Note 20); net operating income (Note 25); pension plans and other post-employment benefits (Note 31); and financial instruments and risk and capital management (Note 32), disclosed in the financial statements as at and for the year ended December 31, 2021.

3) CASH AND CASH EQUIVALENTS

(1)	On September 30, 2022, and December 31, 2021, the individual and consolidated balances include R$32,966 and R$66,682, respectively, related to the Financial Clearing House, with a Telefónica Group company (Note 28).

(2)	Highly liquid short-term investments basically comprise Bank Deposit Certificates ("CDB") and Repurchase Agreements with first tier rated financial institutions, accruing interest at the Interbank Deposit Certificate ("CDI") rate, with original maturities of up to three months, and with immaterial risk of change in value. Income from these investments is recorded as financial income. On September 30, 2022, the average remuneration of these short-term investments corresponded to 100.52% of the CDI (100.17% on December 31, 2021).

4) FINANCIAL INVESTMENTS

(1)	Refers to financial investments in senior shares of FOR-TE Fundo de Investimento em Direitos Creditórios.

(2)	Refer to financial investments in guarantees for lawsuits (Note 19).

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Telefônica Brasil S. A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED QUARTERLY INFORMATION

Three and nine-month periods ended September 30, 2022

(In thousands of Reais, unless otherwise stated)

5) TRADE ACCOUNTS RECEIVABLE

(1)	Includes contractual assets. On September 30, 2022, and December 31, 2021, the net consolidated balances of the contractual assets were R$112,387 and R$147,110, respectively.

(2)	Refer to financial investments in guarantees for lawsuits.

Consolidated balances of non-current trade accounts receivable include:

(1)	The maturity schedule of the nominal amounts and the present value of the Vivo TECH product does not exceed five years.

The following are amounts receivable, net of estimated losses for impairment of accounts receivable, classified by maturity:

(1)	Includes the amounts of contractual assets.

On September 30, 2022, and December 31, 2021, no customer represented more than 10% of trade accounts receivable, net.

20

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Telefônica Brasil S. A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED QUARTERLY INFORMATION

Three and nine-month periods ended September 30, 2022

(In thousands of Reais, unless otherwise stated)

The following table shows the changes in estimated losses for impairment of accounts receivable.

6)	INVENTORIES

(1)	This includes, among others, mobile phones, Simcards (chip) and IT equipment in stock.

(2)	Additions and reversals of estimated impairment losses and inventory obsolescence are included in cost of goods sold (Note 25).

7)	PREPAID EXPENSES

(1)	Substantially represented by the incremental costs related to sales commissions paid to partners to obtain customer contracts arising from the adoption of IFRS 15 / CPC 47, which are deferred to income in accordance with the term of the contract and/or economic benefit to be generated, usually from 2 to 6 years.

(2)	Refers to the remaining portion of the Inspection and Operation Fee amounts, which will be fully amortized by the end of 2022.

21

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Telefônica Brasil S. A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED QUARTERLY INFORMATION

Three and nine-month periods ended September 30, 2022

(In thousands of Reais, unless otherwise stated)

8)	INCOME AND SOCIAL CONTRIBUTION TAXES

a) Income and Social Contribution taxes recoverable

b) Income and Social Contribution taxes payable

The non-current amounts on September 30, 2022 and December 31, 2021 refer to taxes covered by IFRIC 23 - Uncertainties about Income Tax Treatment (Note 8.e).

c) Deferred taxes

Significant components of deferred income and social contribution taxes are as follows:

22

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Telefônica Brasil S. A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED QUARTERLY INFORMATION

Three and nine-month periods ended September 30, 2022

(In thousands of Reais, unless otherwise stated)

23

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Telefônica Brasil S. A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED QUARTERLY INFORMATION

Three and nine-month periods ended September 30, 2022

(In thousands of Reais, unless otherwise stated)

(1)	Under Brazilian tax legislation carryforward losses may offset up to 30% of the annual taxable income but otherwise have no expiry date. In 2021, the Company recognized R$1,405,565 in deferred income tax and social contribution assets, arising from the decision of the Federal Supreme Court ("STF") in an Extraordinary Appeal determining that interest received on receivables for overpaid taxes should not be subject to Income Tax and Social Contribution (Note 8), item f), as disclosed in the December 31, 2021, financial statements.

(2)	Amounts that will be realized upon payment of provision, occurrence of impairment losses for trade accounts receivable, or realization of inventories, as well as upon reversal of other provision.

(3)	Refers to deferred taxes arising from the disposal of CloudCo Brasil and IoTCo Brasil in 2021,

On September 30, 2022, deferred tax assets (income and social contribution tax losses) had not been recognized in the subsidiaries' (Recicla V, TGLog and TIS) accounting records, in the amount of R$70,296 (R$71,126 on December 31, 2021), as it is not probable that future taxable profits will be sufficient for offset for the tax loss carryforward assets.

d) Reconciliation of income tax and social contribution expense

The Company and its subsidiaries recognize income and social contribution taxes on a monthly basis, on an accrual basis, and pay taxes based on estimates, as per the tax auxiliary trial balance. Taxes calculated on profits to the balance sheet date of the quarterly financial statements are recorded in liabilities or assets, as applicable.

The reconciliation of the tax expense using the statutory tax rate of 34% (income tax of 25% and social contribution tax of 9%) is shown in the table below for the periods of three and nine months ended September 30, 2022, and 2021.

24

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Telefônica Brasil S. A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED QUARTERLY INFORMATION

Three and nine-month periods ended September 30, 2022

(In thousands of Reais, unless otherwise stated)

e) Uncertainties about Income Tax Treatments

The Company and its subsidiaries are defending several assessments filed by the Brazilian Federal Tax Authority ("RFB") for allegedly incorrect deductions of expenses, mainly related to the amortization of goodwill, at various administrative and judicial levels, in the amount of R$19,230,042 to September 30, 2022 (R$18,176,115 to December 31, 2021). Management, supported by the position of its legal advisors, believes that a large part of these deductions will likely be accepted in decisions of higher courts of last resort (acceptance probability greater than 50%).

When the Company and its subsidiaries believes that the probability of acceptance by the tax authority is less than 50%, a non-current tax and social contribution liability is recognized. The amount recognized was R$100,901 on September 30, 2022 (R$97,668 on December 13, 2021). These claims involve compensation for overpayment of income tax and social contribution not approved by the RFB.

25

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Telefônica Brasil S. A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED QUARTERLY INFORMATION

Three and nine-month periods ended September 30, 2022

(In thousands of Reais, unless otherwise stated)

9) TAXES, CHARGES AND CONTRIBUTIONS RECOVERABLE

(1)	Includes ICMS credits from the acquisition of property and equipment, available to offset during a period of 48 months; requests for refund of ICMS paid on invoices that were subsequently cancelled; for the rendering of services; tax substitution; and tax rate difference; among others. Non-current consolidated amounts include credits arising from the acquisition of property and equipment of R$613,429 and R$578,290 on September 30, 2022 and December 31, 2021, respectively.

(2)	On May 13, 2021, the Federal Supreme Court ("STF") rendered a favorable decision for Leading Case RE 574706 in relation to the recognition of the right to exclude ICMS from the calculation basis of contributions to PIS and COFINS. As a result of this decision, the Company recognized in the quarter ended June 30, 2021 a credit in the amount of R$2,269,391 referring to two lawsuits that later became final on June 25, 2021 and on May 27, 2022. these processes have already been authorized by the RFB and the Company is already offsetting them.

Additionally, the Company has another legal suit that became final in 2018 for which it previously recognized the credit for the period from July 2002 to July 2014. The remaining portion of this process, relating to the period from April 1998 to June 2002, was not recognized at that time, as the Company considered it to be a contingent asset and, therefore, did not meet the parameters for accounting recognition. In August 2022, based on the evolution of more recent decisions handed down by the STF on a similar Leading Case, management, supported by its legal advisors, concluded that estimated recoverability had reached the status for recognition and therefore the remaining portion of the credit was recognized of R$1,044,043, in the quarter ended September 30, 2022. From September 2022, the Company began using the credit for offsetting.

At September 30, 2022, the balance available for offset is recorded in current assets totaling R$1,162,864 (R$1,579,117 as of December 31, 2021).

(3)	Withholding income tax ("IRRF") credits on short-term investments, interest on equity and others, which are used as offsets of social contribution tax withheld at source on services provided to public agencies.

10)	JUDICIAL DEPOSITS AND GARNISHMENTS

When a court grants suspension of a tax liability, judicial deposits are required to be made in escrow to secure the continuance of the claims under discussion.

Judicial deposits are recorded at historical cost-plus legal indexation/interest accruals.

26

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Telefônica Brasil S. A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED QUARTERLY INFORMATION

Three and nine-month periods ended September 30, 2022

(In thousands of Reais, unless otherwise stated)

The escrow deposits (classified by tax balances) as on September 30, 2022, and December 31, 2021, are as below. The information regarding judicial deposits is the same as in Note 10) Judicial Deposits and Garnishments, disclosed in the financial statements for the year ended December 31, 2021.

11)	OTHER ASSETS

(1) On September 30, 2022 and December 31, 2021, includes R$369,880 and R$559,499, respectively, referring to the sale of FiBrasil, Cloud Co and IoT Co, which took place in 2021.

(2) On September 30, 2022, and December 31, 2021, includes R$17,857 and R$90,538, respectively, referring to the distribution of the PBS-A surplus.

12) INVESTMENTS

a)	Information on investees

Summary financial information of the direct and jointly controlled subsidiaries in which the Company holds equity interests is presented below:

27

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Telefônica Brasil S. A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED QUARTERLY INFORMATION

Three and nine-month periods ended September 30, 2022

(In thousands of Reais, unless otherwise stated)

Balance sheets:

Statements of income:

b)	Changes in investment balances

Subsidiary	Joint venture	Business Combination	Other investments	Company Total investments	Total investments
Balance on 12.31.20	**334,119**	**143,655**	**-**	**778**	**478,552**	**144,433**
Equity (Statements of Income)	35,120	(385)	-	-	34,735	(385)
Equity - Remeasurement of equity interest (FiBrasil)	-	80,400	-	-	80,400	80,400
Equity - Fair value of the remeasurement of equity interest (FiBrasil)	-	41,095	-	-	41,095	41,095
Dividends and interest on equity (Terra Networks)	(133,830)	-	-	-	(133,830)	-
Investment acquisition - capital contribution (Vivo Money and Cloud Co Brasil)	38,000	-	-	-	38,000	-
Capital contribution - property, plant and equipment and intangible assets (Notes 13 and 14) (FiBrasil)	-	229,961	-	-	229,961	229,961
Write-off due to sale of investments (Cloud Co Brasil e FiBrasil)	(5,683)	(134,144)	-	-	(139,827)	(134,144)
Remeasurement of equity interest (Cloud Co Brasil)	30,900	-	-	-	30,900	-
Equity transactions (Terra Networks and Cloud Co Brasil)	282	1,091	-	-	1,373	1,091
Other comprehensive income (Aliança and other investiments)	-	(1,713)	-	(319)	(2,032)	(2,032)
Balance on 09.30.21	**298,908**	**359,960**	**-**	**459**	**659,327**	**360,419**
Equity (Statements of Income)	4,147	(5,636)	-	-	(1,489)	(3,848)
Dividends and interest on equity (Terra Networks)	(12,396)	-	-	-	(12,396)	-
Investment acquisition - capital contribution (Vivo Money)	16,000	-	-	-	16,000	-
Remeasurement of equity interest (IoT Co Brasil)	41,352	-	-	-	41,352	-
Equity transactions (Terra Networks and Cloud Co Brasil)	(278)	1,091	-	-	813	1,091
Result of subsidiary FiBrasil before disposal	-	-	-	-	-	(1,789)
Other comprehensive income (Terra Networks, TGLog, Cloud Co Brasil, Aliança and other investments)	2,984	527	-	(110)	3,401	417
Balance on 12.31.21	**350,717**	**355,942**	**-**	**349**	**707,008**	**356,290**
Equity (Statements of Income)	30,068	(13,190)	-	-	16,878	(13,190)
Dividends and interest on equity (Terra Networks)	(38,729)	-	-	-	(38,729)	-
Investment acquisition - capital contribution (Garliava, Vivo Money and Vivo Ventures)	271,198	6,000	-	-	277,198	6,000
Equity in the acquisition of Garliava	(46,388)	-	-	-	(46,388)	-
Goodwill (Garliava)	-	-	3,353,960	-	3,353,960	-
Appreciation of net assets acquired attributed to Company (Garliava)	-	-	2,184,012	-	2,184,012	-
Appreciation of net assets acquired attributed to Company - Equity Statements of Income (Garliava)	-	-	(53,661)	-	(53,661)	-
Investments of subsidiary Vivo Ventures	-	-	-	-	-	16,333
Equity transactions	-	2,433	-	-	2,433	2,433
Other comprehensive income (Aliança and other investiments)	-	(22,803)	-	(124)	(22,927)	(22,927)
Balance on 09.30.22	**566,866**	**328,382**	**5,484,311**	**225**	**6,379,784**	**344,939**

28

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Telefônica Brasil S. A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED QUARTERLY INFORMATION

Three and nine-month periods ended September 30, 2022

(In thousands of Reais, unless otherwise stated)

13)	PROPERTY, PLANT AND EQUIPMENT

a) Changes in balances

Company							
	Switching and transmission equipment	Terminal equipment	Lending equipment	Infrastructure	Land	Other P&E	Assets and facilities under construction	Total
Balances and changes:								
Balance on 12.31.20	**22,423,337**	**916,840**	**4,077,835**	**13,535,283**	**273,029**	**732,293**	**2,377,178**	**44,335,795**
Additions	285,246	-	86,051	2,054,149	-	75,616	4,673,774	7,174,836
Write-offs, net (1)	(22,551)	(94)	(1,397)	(201,810)	(2,541)	(1,156)	(45,638)	(275,187)
Net transfers	2,704,988	545,983	1,786,762	535,548	-	19,398	(5,683,980)	(91,301)
Subletting	-	-	-	(46,930)	-	-	-	(46,930)
Goods intended for sale (2)	(150,251)	(14,207)	(33,648)	(21,126)	-	(375)	(8,344)	(227,951)
Depreciation (Note 25)	(2,529,901)	(325,340)	(1,652,929)	(2,089,815)	-	(210,004)	-	(6,807,989)
Balance on 09.30.21	**22,710,868**	**1,123,182**	**4,262,674**	**13,765,299**	**270,488**	**615,772**	**1,312,990**	**44,061,273**
Additions	142,031	-	21,910	738,511	-	79,329	1,627,999	2,609,780
Write-offs, net (1)	36,671	(2)	88,476	(58,843)	(2,642)	1,646	1,435	66,741
Net transfers	656,679	26,003	472,620	74,043	(900)	6,736	(1,274,373)	(39,192)
Subletting	-	-	-	(17,247)	-	-	-	(17,247)
Depreciation	(887,360)	(117,870)	(515,573)	(708,442)	-	(64,438)	-	(2,293,683)
Balance on 12.31.21	**22,658,889**	**1,031,313**	**4,330,107**	**13,793,321**	**266,946**	**639,045**	**1,668,051**	**44,387,672**
Additions	55,791	9,094	78,757	2,126,725	-	109,096	4,937,933	7,317,396
Write-offs, net (1)	(8,273)	(59)	17	(37,418)	(12,748)	(1,798)	(17,948)	(78,227)
Net transfers	2,020,102	62,181	1,753,799	201,566	-	5,199	(4,102,218)	(59,371)
Depreciation (Note 25)	(2,409,510)	(335,258)	(1,161,436)	(2,569,028)	-	(159,036)	-	(6,634,268)
Balance on 09.30.22	**22,316,999**	**767,271**	**5,001,244**	**13,515,166**	**254,198**	**592,506**	**2,485,818**	**44,933,202**
Balance on 12.31.21								
Cost	81,419,869	6,435,391	25,107,646	34,136,982	266,946	5,369,352	1,668,051	154,404,237
Accumulated depreciation	(58,760,980)	(5,404,078)	(20,777,539)	(20,343,661)	-	(4,730,307)	-	(110,016,565)
Total	**22,658,889**	**1,031,313**	**4,330,107**	**13,793,321**	**266,946**	**639,045**	**1,668,051**	**44,387,672**
Balance on 09.30.22								
Cost	83,421,013	6,493,755	26,874,043	36,329,185	254,198	5,467,941	2,485,818	161,325,953
Accumulated depreciation	(61,104,014)	(5,726,484)	(21,872,799)	(22,814,019)	-	(4,875,435)	-	(116,392,751)
Total	**22,316,999**	**767,271**	**5,001,244**	**13,515,166**	**254,198**	**592,506**	**2,485,818**	**44,933,202**

29

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Telefônica Brasil S. A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED QUARTERLY INFORMATION

Three and nine-month periods ended September 30, 2022

(In thousands of Reais, unless otherwise stated)

Consolidated							
	Switching and transmission equipment	Terminal equipment	Lending equipment	Infrastructure	Land	Other P&E	Assets and facilities under construction	Total
Balances and changes:								
Balance on 12.31.20	**22,423,337**	**917,027**	**4,077,835**	**13,538,839**	**273,029**	**744,385**	**2,378,141**	**44,352,593**
Additions	285,246	46	86,051	2,054,751	-	77,046	4,673,737	7,176,877
Write-offs, net (1)	(22,551)	(104)	(1,397)	(202,308)	(2,541)	(1,106)	(45,637)	(275,644)
Net transfers	2,704,988	545,986	1,786,762	535,637	-	19,723	(5,684,578)	(91,482)
Subletting	-	-	-	(46,930)	-	-	-	(46,930)
Goods intended for sale (2)	(150,251)	(14,207)	(33,648)	(21,126)	-	(375)	(8,344)	(227,951)
Depreciation (Note 25)	(2,529,901)	(325,361)	(1,652,929)	(2,091,738)	-	(214,969)	-	(6,814,898)
Balance on 09.30.21	**22,710,868**	**1,123,387**	**4,262,674**	**13,767,125**	**270,488**	**624,704**	**1,313,319**	**44,072,565**
Additions	143,437	(1)	21,910	747,552	-	81,873	1,626,508	2,621,279
Write-offs, net (1)	37,556	1	88,476	(60,003)	(2,642)	(254)	3,774	66,908
Net transfers	656,679	26,000	472,620	74,044	(900)	8,727	(1,276,363)	(39,193)
Subletting	-	-	-	(17,247)	-	-	-	(17,247)
Depreciation	(887,360)	(117,877)	(515,573)	(709,565)	-	(65,446)	-	(2,295,821)
Balance on 12.31.21	**22,661,180**	**1,031,510**	**4,330,107**	**13,801,906**	**266,946**	**649,604**	**1,667,238**	**44,408,491**
Additions	56,017	9,231	78,757	2,189,611	-	115,298	4,940,937	7,389,851
Write-offs, net (1)	(3,509)	(70)	17	(36,294)	(12,748)	(1,798)	(18,050)	(72,452)
Net transfers	2,024,032	62,181	1,753,799	203,662	-	6,022	(4,109,396)	(59,700)
Business combination (Note 1.c.2)	125,350	-	-	524,643	-	2,769	4,220	656,982
Depreciation (Note 25)	(2,501,448)	(335,318)	(1,161,436)	(2,618,917)	-	(166,789)	-	(6,783,908)
Balance on 09.30.22	**22,361,622**	**767,534**	**5,001,244**	**14,064,611**	**254,198**	**605,106**	**2,484,949**	**45,539,264**
Balance on 12.31.21								
Cost	81,422,233	6,435,959	25,107,646	34,169,915	266,946	5,536,296	1,667,238	154,606,233
Accumulated depreciation	(58,761,053)	(5,404,449)	(20,777,539)	(20,368,009)	-	(4,886,692)	-	(110,197,742)
Total	**22,661,180**	**1,031,510**	**4,330,107**	**13,801,906**	**266,946**	**649,604**	**1,667,238**	**44,408,491**
Balance on 09.30.22								
Cost	84,610,073	6,494,446	26,874,043	37,184,521	254,198	5,693,385	2,484,949	163,595,615
Accumulated depreciation	(62,248,451)	(5,726,912)	(21,872,799)	(23,119,910)	-	(5,088,279)	-	(118,056,351)
Total	**22,361,622**	**767,534**	**5,001,244**	**14,064,611**	**254,198**	**605,106**	**2,484,949**	**45,539,264**

(1)	Infrastructure, includes R$31,332 and R$245,237 in 2022 and 2021, respectively, referring to the cancellation of lease agreements

(2)	Refers to the balance of assets used for the Company's corporate structure in FiBrasil in 2021.

b) Depreciation rates

Changes in lease balances, included in property, plant and equipment (Note 13.c), were as follows:

c)	Additional information on leases

The balances and transactions of leases, included in the changes in balances of property, plant and equipment (Note 13.a), were:

30

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Telefônica Brasil S. A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED QUARTERLY INFORMATION

Three and nine-month periods ended September 30, 2022

(In thousands of Reais, unless otherwise stated)

Consolidated			
	Switching and transmission equipment	Infrastructure	Other	Total
Balances and changes:				
Balance on 12.31.20	**358,091**	**10,322,337**	**10,381**	**10,690,809**
Additions	1,434,109	828,369	590	2,263,068
Subletting (Note 13.a)	-	(46,930)	-	(46,930)
Depreciation (Note 25)	(334,415)	(1,683,539)	(453)	(2,018,407)
Cancellation of contracts	(1,018)	(192,249)	-	(193,267)
Balance on 09.30.21	**1,456,767**	**9,227,988**	**10,518**	**10,695,273**
Additions	(1,023,940)	1,874,266	-	850,326
Subletting (Note 13.a)	-	(17,247)	-	(17,247)
Depreciation	(148,040)	(570,461)	(203)	(718,704)
Cancellation of contracts	(3,875)	(52,988)	-	(56,863)
Balance on 12.31.21	**280,912**	**10,461,558**	**10,315**	**10,752,785**
Additions	31,516	2,143,624	42,580	2,217,720
Depreciation (Note 25)	(52,109)	(2,214,532)	(659)	(2,267,300)
Business combination (Note 1.c.2)	-	509,331	-	509,331
Cancellation of contracts	-	(31,332)	-	(31,332)
Balance on 09.30.22	**260,319**	**10,868,649**	**52,236**	**11,181,204**
Balance on 12.31.21				
Cost	336,080	17,331,955	128,099	17,796,134
Accumulated depreciation	(55,168)	(6,870,397)	(117,784)	(7,043,349)
Total	**280,912**	**10,461,558**	**10,315**	**10,752,785**
Balance on 09.30.22				
Cost	367,596	20,102,706	170,679	20,640,981
Accumulated depreciation	(107,277)	(9,234,057)	(118,443)	(9,459,777)
Total	**260,319**	**10,868,649**	**52,236**	**11,181,204**

The following is a table of depreciation rates for the period ended September 30, 2022, for lease assets.

d) Property, plant and equipment items pledged in guarantee

On September 30, 2022, the Company had property, plant and equipment pledged in guarantee for lawsuits, of R$81,822 (R$78,631 on December 31, 2021).

e) Concession balance

The 1988 Fixed Commuted Telephone Service concession model adopted at the time of the telecommunications sector privatization has been instrumental in promoting telecommunications services in Brazil. Concessionaires have expanded over the 20 years to encompass the universalization of fixed telephony service, which, before privatization, was costly and installation/ operating services inefficient. The concession contract model has survived challenges during this period and continues to accrue benefits for the sector.

31

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Telefônica Brasil S. A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED QUARTERLY INFORMATION

Three and nine-month periods ended September 30, 2022

(In thousands of Reais, unless otherwise stated)

As the end of the term of the concession contracts approaches, a consensus is being sought with the regulatory body to assure a fair the economic-financial equilibrium.

However, management's efforts have largely been frustrated and discussions through administrative channels have been exhausted without consensus having been reached. Hence, on July 1, 2021, the Company signed an arbitration agreement with ANATEL. The Company submitted to the International Chamber of Commerce, on July 10, 2021, a request to initiate an arbitration against ANATEL, as provided for in the concession agreement and pursuant to Law 9,307/1996, as well as the General Telecommunications Law.

On March 21, 2022, the Company presented its opening arguments in the arbitration proceeding requiring, among other issues, the recognition of events that occurred during the concession agreement that need to be rebalanced in the Company's favor to preserve the sustainability of the agreement, as well as compensation for the period in which the contract terms were untenable.

In June 2022, in response to the Company's initial allegations, ANATEL presented its defense. On August 19, 2022, the Company presented a reply to ANATEL's defense and is currently awaiting the presentation of a rejoinder by ANATEL.

Arbitration is generally an agile and technically satisfactory option for resolving complex conflicts. The expectation is that disputes involving the concession can be addressed within a technical basis, enabling the current fixed telephone service concessions to be drawn to a close in a fair manner. At this time, it is not practicable to predict the outcome of this arbitration process.

f) Amendments to the Model

On October 4, 2019, Law 13.879/2019 (enacted from PLC 79/2016) was sanctioned, which introduced changes in the telecommunication's regulatory framework, by allowing fixed telephony concessionaires to migrate from a concession regime to an authorization regime with lower regulatory charges, including those associated with the continuity and universalization of the STFC in the concession area, as well as any restrictions on the goods associated with its provision.

In accordance with this Law, ANATEL presented on July 5, 2022, a model supporting an estimate of the economic value associated with migrating from the concession to the authorization regime, to be validated by the Federal Audit Court. If confirmed, it will be converted into investment projects under terms to be defined by ANATEL.

g) Reversible assets

The concession contract for the Company's Switched Fixed Telephone Service identifies the assets essential to the provision of such service in the concession area.

On April 12, 2021, Resolution 744 was published in the official gazette ("DOU"), approved by the Ministry of Telecommunications and by the Board of Directors of ANATEL on April 4, 2021, which addresses the Regulation of Continuity of Provision of Switched Fixed Telephone Service Intended for Use of the General Public under the Public Regime ("RCON").

The Resolution, which became effective on May 3, 2021, addresses how the continuity of STFC services under the concession regime are treated once the Company's STs STFC concession contract terminates. The assets identified as being essential to the provision of multiple services, among which the STFC under the public system, will be included in a contract for the assignment of their rights of use, to be agreed under fair and reasonable economic terms and conditions, transferring them from the Company to the new Concessionaire or the Federal Government, should they wish to make use of such assets to maintain the continuity of STFC provision under the public regime.

32

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Telefônica Brasil S. A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED QUARTERLY INFORMATION

Three and nine-month periods ended September 30, 2022

(In thousands of Reais, unless otherwise stated)

The assets which in addition to being deemed essential are effectively and exclusively used to ensure the continuity and timely provision of STFC under the public regime, will be revert to the Public Authority, according to the terms of the RCON, if such service continues to be provided, either by the Federal authority, or by a new Concessionaire, under a public agreement. Hence, the assets for the exclusive use of the STFC and, therefore, subject to the 'reversal regime' provided for in the regulation, constitute a residual and decreasing asset of the Company.

Accordingly, the Concessionaire's assets, at the end of the concession contract on December 31, 2025, will not be returned to the Federal Government. The shared assets and those used exclusively for the STFC will fall within the scope of specific contracts already provided for in the operational manual of the Continuity Regulation, approved by Decision No. 269/2021/COUN/SCO, which complements provisions of the Continuity Regulation.

Although Resolution 744 requires a list of Reversible Assets ("RBR") to be submitted to ANATEL, such obligation, upon approval under the contractual model described above, is merely informative by nature, in order to maintain transparency of the assets used by the Concessionaire in the provision of STFC under the public regime.

14) INTANGIBLE ASSETS

a) Balances and changes

Company							
	Indefinite useful life	Finite useful life						
	Goodwill	*Software*	Customer portfolio	Trademarks	Licenses	Other intangible assets	Software under development	Total
Balances and changes:								
Balance on 12.31.20	**23,026,429**	**3,989,361**	**633,566**	**821,000**	**11,361,710**	**42,552**	**701,156**	**40,575,774**
Additions	-	571,423	-	-	33,576	-	859,794	1,464,793
Write-offs, net	(147,977)	(16,847)	-	-	-	-	-	(164,824)
Net transfers	-	1,330,067	-	-	-	-	(1,238,766)	91,301
Goods intended for sale (1)	-	(2,010)	-	-	-	-	-	(2,010)
Amortization (Note 25)	-	(1,191,162)	(199,800)	(63,154)	(699,295)	(2,327)	-	(2,155,738)
Balance on 09.30.21	**22,878,452**	**4,680,832**	**433,766**	**757,846**	**10,695,991**	**40,225**	**322,184**	**39,809,296**
Additions (2)	-	152,221	-	-	4,462,687	-	414,919	5,029,827
Write-offs, net (3)	(10,184)	(188)	-	-	-	-	-	(10,372)
Net transfers	-	364,239	-	-	-	-	(325,047)	39,192
Amortization	-	(431,375)	(64,528)	(21,052)	(252,147)	(775)	-	(769,877)
Balance on 12.31.21	**22,868,268**	**4,765,729**	**369,238**	**736,794**	**14,906,531**	**39,450**	**412,056**	**44,098,066**
Additions	-	284,501	-	-	9,832	-	1,580,675	1,875,008
Write-offs, net	-	(1,801)	-	-	-	-	(918)	(2,719)
Net transfers	-	1,522,052	-	-	-	-	(1,462,681)	59,371
Amortization (Note 25)	-	(1,361,732)	(125,371)	(63,153)	(866,531)	(2,322)	-	(2,419,109)
Balance on 09.30.22	**22,868,268**	**5,208,749**	**243,867**	**673,641**	**14,049,832**	**37,128**	**529,132**	**43,610,617**
Balance on 12.31.21								
Cost	22,868,268	22,335,454	4,440,717	1,658,897	24,924,783	269,557	412,056	76,909,732
Accumulated amortization	-	(17,569,725)	(4,071,479)	(922,103)	(10,018,252)	(230,107)	-	(32,811,666)
Total	**22,868,268**	**4,765,729**	**369,238**	**736,794**	**14,906,531**	**39,450**	**412,056**	**44,098,066**
Balance on 09.30.22								
Cost	22,868,268	24,139,800	4,440,717	1,658,897	24,934,615	269,557	529,132	78,840,986
Accumulated amortization	-	(18,931,051)	(4,196,850)	(985,256)	(10,884,783)	(232,429)	-	(35,230,369)
Total	**22,868,268**	**5,208,749**	**243,867**	**673,641**	**14,049,832**	**37,128**	**529,132**	**43,610,617**

33

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Telefônica Brasil S. A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED QUARTERLY INFORMATION

Three and nine-month periods ended September 30, 2022

(In thousands of Reais, unless otherwise stated)

Consolidated							
	Indefinite useful life	Finite useful life						
	Goodwill	*Software*	Customer portfolio	Trademarks	Licenses	Other intangible assets	Software under development	Total
Balances and changes:								
Balance on 12.31.20	**23,026,429**	**3,994,704**	**633,566**	**821,000**	**11,361,710**	**42,628**	**702,080**	**40,582,117**
Additions	-	572,117	-	-	33,576	-	860,026	1,465,719
Write-offs, net	(147,977)	(16,884)	-	-	-	-	-	(164,861)
Net transfers	-	1,330,996	-	-	-	-	(1,239,514)	91,482
Goods intended for sale (1)	-	(2,010)	-	-	-	-	-	(2,010)
Amortization (Note 25)	-	(1,192,605)	(199,800)	(63,154)	(699,295)	(2,327)	-	(2,157,181)
Balance on 09.30.21	**22,878,452**	**4,686,318**	**433,766**	**757,846**	**10,695,991**	**40,301**	**322,592**	**39,815,266**
Additions (2)	-	152,482	-	-	4,462,687	-	415,294	5,030,463
Write-offs, net (3)	(10,184)	-	-	-	-	-	-	(10,184)
Net transfers	-	364,402	-	-	-	-	(325,209)	39,193
Amortization	-	(431,927)	(64,528)	(21,052)	(252,147)	(777)	-	(770,431)
Balance on 12.31.21	**22,868,268**	**4,771,275**	**369,238**	**736,794**	**14,906,531**	**39,524**	**412,677**	**44,104,307**
Additions	-	287,036	-	-	9,832	-	1,582,188	1,879,056
Write-offs, net	-	(1,828)	-	-	-	-	(1,066)	(2,894)
Net transfers	-	1,522,687	-	-	-	-	(1,462,987)	59,700
Business combination (Note 1.c.2)	3,353,960	-	96,195	-	2,612,566	-	-	6,062,721
Amortization (Note 25)	-	(1,364,122)	(132,983)	(63,153)	(1,050,162)	(2,322)	-	(2,612,742)
Balance on 09.30.22	**26,222,228**	**5,215,048**	**332,450**	**673,641**	**16,478,767**	**37,202**	**530,812**	**49,490,148**
Balance on 12.31.21								
Cost	22,868,268	22,451,551	4,440,717	1,658,897	24,924,783	269,639	412,677	77,026,532
Accumulated amortization	-	(17,680,276)	(4,071,479)	(922,103)	(10,018,252)	(230,115)	-	(32,922,225)
Total	**22,868,268**	**4,771,275**	**369,238**	**736,794**	**14,906,531**	**39,524**	**412,677**	**44,104,307**
Balance on 09.30.22								
Cost	26,222,228	24,480,843	4,536,912	1,658,897	29,505,590	269,639	530,812	87,204,921
Accumulated amortization	-	(19,265,795)	(4,204,462)	(985,256)	(13,026,823)	(232,437)	-	(37,714,773)
Total	**26,222,228**	**5,215,048**	**332,450**	**673,641**	**16,478,767**	**37,202**	**530,812**	**49,490,148**

(1)	Assets used for the Company's corporate structure in FiBrasil in 2021.

(2)	Licenses refer to the acquisition of 5G licenses (in 2021) and extensions of authorizations for the right to use radio frequencies for SMP exploration in the Federal District and in the State of Rio de Janeiro (in 2021 and 2022).

(3) Proportional write-offs of goodwill refer to the sale of investments by FiBrasil, CloudCo Brasil and IoTCo Brasil in 2021.

b) Amortization rates

The table below shows the annual amortization rates for the period ended September 30, 2022.

34

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Telefônica Brasil S. A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED QUARTERLY INFORMATION

Three and nine-month periods ended September 30, 2022

(In thousands of Reais, unless otherwise stated)

15)	PERSONNEL, SOCIAL CHARGES AND BENEFITS

16)	TRADE ACCOUNTS PAYABLE

17) TAXES, CHARGES AND CONTRIBUTIONS PAYABLE

(1) Refers to the remaining balances for 2022, 2021 and 2020 which, according to decisions of the Federal Regional Court of the First Region, rendered on March 18, 2020, and March 10, 2021, the payments are temporarily suspended. In December 2021, the total amount was transferred to non-current due to adjustment to the realization term.

18)	DIVIDENDS AND INTEREST ON EQUITY (IOE)

a)	Dividends and interest on equity receivable from Terra Networks

35

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Telefônica Brasil S. A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED QUARTERLY INFORMATION

Three and nine-month periods ended September 30, 2022

(In thousands of Reais, unless otherwise stated)

For the purposes of the statement of cash flow, interest on equity and dividends received from the subsidiary are classified as "Investing Activities".

b)	Dividends and interest on equity payable

b.1) Balances:

b.2) Changes:

For the purposes of the statement of cash flow, interest on equity and dividends paid to shareholders are recognized in "Financing Activities".

19) PROVISIONS AND CONTINGENCIES

The Company and its subsidiaries are party to administrative and judicial proceedings and labor, tax, regulatory and civil claims filed at different court levels. Management of the Company and its subsidiaries, under the advice of its legal counsel, recognized provision for proceedings for which an unfavorable outcome is considered probable.

Changes in the provisions for cases with a probable risk of loss, in addition to contingent liabilities, provision for dismantling, amounts to be refunded to customers and provision for fines for cancellation of lease agreements are as follows:

36

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Telefônica Brasil S. A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED QUARTERLY INFORMATION

Three and nine-month periods ended September 30, 2022

(In thousands of Reais, unless otherwise stated)

(1)	Refers to the amounts to be refunded to customers as a result of Complementary Law No. 194 of July 23, 2022, which dealt with the incidence of taxes on various sectors considered by the Law as being essential and indispensable goods and services, resulting in the reduction of ICMS rate on communications services. The amount was recorded as a contra entry to discounts granted (Note 24).

(2)	Contingent liabilities (PPA) in 2021: mainly due to the reversal of PIS and COFINS on unrecorded subscription / SVAs.

(3)	Refers to the provision of fines for cancellation of lease agreements for Garliava, arising from the sale or shutdown of sites.

37

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Telefônica Brasil S. A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED QUARTERLY INFORMATION

Three and nine-month periods ended September 30, 2022

(In thousands of Reais, unless otherwise stated)

a) Labor provision and contingencies

The labor provisions and contingencies involve several labor claims of former employees and former outsourced employees (these claiming subsidiary or joint liability), which claim, among others: differences in overtime pay, variable remuneration, salary parity, additional unhealthy or dangerous.

b) Tax provision and contingencies

b.1) Tax provisions

Management, under advice of legal counsel, believes that the following losses present probable risk of loss for the federal, state, municipal and regulatory (FUST) tax proceedings:

Federal taxes

The Company and/or its subsidiaries are party to administrative and legal proceedings at the Federal level relating to: (i) claims for the non-ratification of compensation and refund requests formulated; (ii) IRRF and CIDE on remittances abroad related to technical and administrative assistance and similar services, as well as royalties; (iii) withholding income tax on interest on equity; (iv) Social Investment Fund (Finsocial) offset amounts; (v) additional charges to the PIS and COFINS tax base, as well as additional charges to COFINS required by Law No. 9,718/1998; (vi) ex-tariff, cancellation of the benefits under CAMEX Resolution No. 6, increase in the import duty from 4% to 28%; and (vii) INSS on constitutional third of vacations.

State taxes

The Company and/or its subsidiaries are party to administrative and judicial proceedings at the State level relating to ICMS, regarding: (i) disallowance credits; (ii) non-taxation of alleged telecommunications services; (iii) tax credit for challenges/disputes over telecommunication services not provided or wrongly charged (Agreement 39/01); (iv) rate differential; (v) leasing of infrastructure for internet services (data); (vi) outflows of goods with prices lower than those of acquisition; (vii) non-taxation discounts to customers; (viii) unmeasured services; and (ix) CIAP credit.

Municipal taxes

The Company and/or its subsidiaries are party to Municipal tax proceedings, at the judicial level, relating to: (i) Property tax ("IPTU"); (ii) Services tax ("ISS") on equipment leasing services, non-core activities and supplementary activities; and (iii) withholding of ISS on contractors' services.

38

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Telefônica Brasil S. A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED QUARTERLY INFORMATION

Three and nine-month periods ended September 30, 2022

(In thousands of Reais, unless otherwise stated)

FUST

The Company and/or its subsidiaries have judicial proceedings related to the non-inclusion of interconnection expenses and industrial exploitation of a dedicated line in the calculation basis of FUST.

b.2) Possible risk of loss - tax contingencies

Management, under advice of legal counsel, believes that the risk of loss for the following federal, state, municipal and regulatory (FUST, FUNTTEL and FISTEL) is possible:

Federal taxes

The Company and/or its subsidiaries are party to administrative and judicial proceedings, at the Federal level, which are awaiting decision at different court levels.

The more significant of these proceedings are: (i) contested non approval of requests for compensation submitted by the Company; (ii) INSS (a) SAT, social security amounts owed to third parties (INCRA and SEBRAE); (b) meals to employees, withholding of 11% (assignment of workforce); and (c) Stock Options - requirement of social security contributions on amounts paid to employees under the stock option plan; (iii) deduction of COFINS on swap operation losses; (iv) PIS and COFINS: (a) accrual basis versus cash basis; (b) levies on value-added services; and (c) monthly subscription services; (v) IPI levied on shipment of fixed access units from the Company's establishment; (vi) Financial transaction tax (IOF) - on loan transactions, intercompany loans and credit transactions; and (vii) IRRF on capital gain on the sale of the GVT Group to the Company.

State taxes

The Company and/or its subsidiaries are party to administrative and judicial proceedings, at the State level, related to ICMS, which are awaiting decision in different court levels: (i) rental of movable property; (ii) reversal of previously unused credits; (iii) service provided outside São Paulo State paid to São Paulo State; (iv) co-billing; (v) tax substitution with a fictitious tax base (tax guideline); (vi) use of credits on acquisition of electric power; (vii) secondary activities, value added and supplementary services; (viii) tax credits related to claims/challenges regarding telecommunications services not provided or mistakenly charged (Agreement 39/01); (ix) deferred collection of interconnection ("DETRAF" - Traffic and Service Provision Document); (x) credits derived from tax benefits granted by other states; (xi) disallowance of tax incentives related to cultural projects; (xii) transfers of assets among business units owned by the Company; (xiii) communications service tax credits used in provision of services of the same nature; (xiv) card donation for prepaid service activation; (xv) reversal of credit from return and free lease in connection with assignment of networks (used by the Company itself and exemption of public bodies); (xvi) CDR/DETRAF fine; (xvii) own consumption; (xviii) exemption of public bodies; (xix) discounts granted; (xx) advertising services; and (xxi) monthly subscription, which is in the STF with declaration liens and the Company awaits the judgment of the STF on the request for modulation.

Municipal taxes

The Company and/or its subsidiaries are party to administrative and judicial proceedings, at the Municipal level, which are awaiting decision at different court levels.

The more significant of these proceedings are: (i) ISS on: (a) non-core activity, value-added and supplementary services; (b) withholding at source; (c) call identification and mobile phone licensing services; (d) full-time services, provision, returns and cancelled tax receipts; (e) data processing and antivirus; (f) charge for use of mobile network and lease of infrastructure; (g) advertising services; and (h) services provided by third parties; (ii) IPTU; (iii) land use tax; and (iv) various municipal charges.

39

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Telefônica Brasil S. A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED QUARTERLY INFORMATION

Three and nine-month periods ended September 30, 2022

(In thousands of Reais, unless otherwise stated)

FUST, FUNTTEL and FISTEL

Universal Telecommunications Services Fund ("FUST")

Writs of mandamus were filed seeking the right to exclude revenues from interconnection and Industrial Use of Dedicated Line ("EILD") in the FUST tax base, according to Abridgment No. 7 of December 15, 2005, as it does not comply with the provisions contained in the sole paragraph of Article 6 of Law No. 9,998/2000, which are awaiting a decision from Higher Courts.

Various administrative and judicial charges by ANATEL in administrative scope for the constitution of the tax credit related to interconnection, EILD and other revenues that do not originate from the provision of telecommunication services.

On September 30, 2022, the consolidated amount totaled R$5,030,389 (R$4,694,276 on December 31, 2021).

Fund for Technological Development of Telecommunications ("FUNTTEL")

Proceedings have been filed for the right not to include interconnection revenues and any others arising from the use of resources that are party of the networks in the FUNTTEL calculation basis, as determined by Law 10,052/2000 and Decree No. 3,737/2001, thus avoiding improper application of Article 4, paragraph 5, of Resolution 95/2013.

There are several notifications of charges from the Ministry of Communications in administrative actions for constitution of the tax credit related to the interconnection, network resources and other revenues that do not originate from the provision of telecommunication services.

On September 30, 2022, the consolidated amount totaled R$996,480 (R$790,057 on December 31, 2021).

Telecommunications Inspection Fund ("FISTEL")

There are judicial actions for the collection of TFI on: (i) extensions of the term of validity of the licenses for use of telephone exchanges associated with the operation of the fixed switched telephone service; and (ii) extensions of the period of validity of the right to use radiofrequency associated with the operation of the telephone service personal mobile service.

On September 30, 2022, the consolidated amount totaled R$2,098,224 (R$2,017,422 on December 31, 2021).

c) Civil provision civil contingencies

c.1) Civil provisions

Management, under advice of legal counsel, believes that the following civil proceedings will result in probable losses:

•	The Company is a party to proceedings involving rights to the supplementary amounts from shares calculated on community telephony plants and network expansion plans since 1996 (supplement of share proceedings). These proceedings are at different stages: lower courts, court of justice and high court of justice. On September 30, 2022, the provision was R$145,671 (R$130,163 on December 31, 2021).

40

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Telefônica Brasil S. A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED QUARTERLY INFORMATION

Three and nine-month periods ended September 30, 2022

(In thousands of Reais, unless otherwise stated)

•	The Company and/or its subsidiaries are party to various civil proceedings related to individual consumerist nature level, relating to the non-provision of services and/or products sold. On September 30, 2022, the provision was R$231,692 (R$367,334 on December 31, 2021).

41

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Telefônica Brasil S. A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED QUARTERLY INFORMATION

Three and nine-month periods ended September 30, 2022

(In thousands of Reais, unless otherwise stated)

•	The Company and/or its subsidiaries are party to various civil proceedings of a collective consumerist and non-consumer nature at administrative and judicial levels, all arising in the ordinary course of business. On September 30, 2022, the provision was R$782,711 (R$438,474 on December 31, 2021).

c.2) Possible losses - civil contingencies

Management, under advice of legal counsel, believes that the risk of losses is possible for the following civil proceedings:

•	Collective Action filed by SISTEL Participants' Association ("ASTEL") in the state of São Paulo, in which SISTEL associates in the state of São Paulo challenge the changes made in the PAMA and claim for the reestablishment of the prior "status quo". This proceeding is still in the appeal phase and awaits a decision on the Interlocutory Appeal filed by the Company against the decision on possible admission of the appeal to higher and supreme courts filed in connection with the Court of Appeals' decision, which partially changed the decision rendering the matter groundless. In parallel, the parties formulated an agreement, filed though pending court approval. The amount cannot be estimated, and the claims cannot be settled due to their unenforceability because it entails the return to the prior plan conditions.

•	Public Civil Action proposed by the National Federation of Associations of Retirees, Pensioners and Participants in Pension Funds in the Telecommunications Sector ("FENAPAS"), in which ASTEL is an assessor against Sistel, the Company and other operators, to annul the spin-off of the PBS pension plan. The action is claiming, in summary, the "dismantling of the supplementary pension system of Fundação Sistel", which originated several specific PBS mirror plans, and corresponding allocations of resources from the technical surplus and tax contingency existing at the time of the spin-off. After upholding the lawsuit in the first degree and confirming the sentence at the appellate level, the Company filed an appeal for clarification. Concurrently, the National Superintendence of Complementary Social Security ("PREVIC") intervened in the process, which caused the case to be sent to the Federal Court. The process is awaiting receipt at the Federal Court. The Federal Court then summoned PREVIC to manifest itself in the records and, successively, to the parties and the FENAPAS. The case records were submitted for conclusion, where they await decision. On July 3, 2022, a decision was rendered acknowledging PREVIC's interest and subpoenaing the plaintiff, FENAPAS, to promote the inclusion of the co-defendant, under penalty of extinction of the act, which was provided on July 12, 2022. The Federal Government also requested its entry into the case, considering the admission of PREVIC as a necessary co-defendant. Currently, the records are concluded for decision. No value has been attributed nor orders settled due to their non-enforceability as it involves a return to SITEL's spun-off collection related to telecommunications operators of the former Telebrás System.

•	The Company and its subsidiaries are party to other civil claims, at several levels, related to service rendering rights. Such claims have been filed by individual consumers, civil associations representing consumer rights of consumers or by the Consumer Protection ("PROCON"), as well as by the Federal and State Public Prosecutor's Office. The Company is also party to other claims of several types related to the ordinary course of business.

•	Intellectual Property: Lune Projetos Especiais Telecomunicação Comércio e Ind. Ltda. ("Lune"), a Brazilian company, filed lawsuits on November 20, 2001, against 23 wireless carriers claiming to own the patent for "Bina", a caller ID. The purpose of the lawsuit was to interrupt provision of such service by carriers and to seek indemnification equivalent to the amount paid by consumers for using the service.

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Telefônica Brasil S. A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED QUARTERLY INFORMATION

Three and nine-month periods ended September 30, 2022

(In thousands of Reais, unless otherwise stated)

An unfavorable decision was handed down determining that the Company should refrain from selling mobile phones with the Bina ID service, subject to a daily fine of R$10 in the event of non-compliance. Furthermore, according to that decision, the Company must pay indemnification for royalties, to be calculated on settlement. Motions for Clarification were proposed by all parties and Lune's motions for clarification were accepted since an injunctive relief in this stage of the proceedings was deemed applicable. A bill of review appeal was filed in view of the current decision which granted a stay of execution suspending the unfavorable decision until final judgment. A bill of review was filed in view of the sentence handed down on June 30, 2016, by the 4th Chamber of the Court of Justice of the Federal District, in order to annul the lower court sentence and remit the proceedings back to the lower court for a new examination. The expert investigation was carried out and the claim was dismissed. Appeals have been filed by the parties, pending judgment. Management is unable to reasonably estimate a liability with respect to this claim at this time.

•	The Company, together with other operators that provide telecommunications services, is a defendant in discussions that contest the practice that operators adopt of imposing a limited period for the use of prepaid minutes. That is, the plaintiff alleges that the minutes of the prepaid package must not expire after the end of a specific period, and that they can be used at any time by the consumer. The request of the Federal Public Ministry was not accepted, and the processes are awaiting judgment of appeal by the Federal Regional Court ("TRF") of the 1st Region.

d) Regulatory provision and contingencies

d.1) Regulatory provisions

Management, under advice of legal counsel, believes the likelihood of loss of the following regulatory proceedings is probable:

The Company is a party to administrative proceedings initiated mainly by ANATEL on the grounds of alleged non-compliance with obligations in the sectoral regulations, as well as in lawsuits that discuss, in the great majority, sanctions applied by ANATEL at the administrative level. The proceedings include the obligation to pay the onerous fee for the mobile service (the payment, due every two years, relating to the right of use of SMP), Company's obligations related to non-observance of the rights of consumers of telecommunications services, the achievement of ANATEL's quality indicators, and the achievement of targets contained in the spectrum auction notice for service coverage.

A dispute arose as to which revenues should be considered for the payment of amounts due for the renewal of radio frequencies in relation to the payment of SMP charges. The Company, together with its legal advisors, concluded that a probable loss is estimated of R$662 million on the payment of the SMP burden in relation to data revenue, due to the existence of unfavorable decisions at ANATEL in 2021 and in the courts with an unlikely prognosis of review, as the Company decided to begin collecting such amounts in favor of ANATEL, as of the 2022 collection.

d.2) Possible risk of losses - regulatory contingencies

Management, under advice of legal counsel believes the likelihood of loss of the following regulatory proceedings is possible:

43

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Telefônica Brasil S. A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED QUARTERLY INFORMATION

Three and nine-month periods ended September 30, 2022

(In thousands of Reais, unless otherwise stated)

The Company is a party to administrative proceedings filed by ANATEL (other agents, including other operators, also have claims against the Company) alleging non-compliance with the obligations set forth in industry regulations, as well as legal claims which discuss the mostly sanctions applied by ANATEL at the administrative level.

Significant cases with possible risks of loss in the regulatory contingency portfolio include:

•	Litigation regarding the revenues to be included in the calculation of the amount of encumbrance due to the extension of radio frequencies associated with the SMP and the STFC concession (except for SMP data revenues, as informed in item d.1, of this Note). In ANATEL's view, the calculation of the encumbrance should be based on 2% on the entire economic benefit arising from the provision of STFC/SMP service. In the Company's view, however, revenues that are not part of STFC/SMP service plans, such as interconnection, revenues earned in the 15th year of the licenses' validity, and others, should not be considered in the calculation of the burden. As a result of this divergence of understanding, the Company filed administrative and legal actions to challenge ANATEL's charges.

•	In May 2018, the Company filed a lawsuit to annul the ANATEL final decision, of March of the same year, in the records of the Procedure for Determining Noncompliance with Obligations ("PADO") for alleged violations of the fixed telephony regulation. The principal amount of the fine imposed by ANATEL, and object of the lawsuit, totals R$199,075. On September 30, 2022, and December 31, 2021, amount including interest and indexation accruals totaled approximately R$529,517 and R$499,415, respectively. The Company believes that the fine imposed is illegal and not due based, fundamentally, on the following defense arguments: (i) ANATEL's error in determining the universe of users considered in the fine (the number of users affected is less than that considered by the ANATEL) and (ii) the calculation of the penalty is disproportionate and baseless. The process was sent for analysis and decision by the CADE Court; the MPF has yet to issue its opinion.

•	Administrative proceeding pending at CADE, allegedly coordinated action between the companies Claro, Oi Móvel and the Company, which comprised the Rede Correios Consortium to compete in the electronic trading session no. 144/2015, carried out by the Brazilian Post and Telegraph Company; as well as alleged price discrimination by Company in relation to services offered to BT Brasil Serviços de Telecomunicações Ltda. ("BT"), contravening competitive protocols. In its defense, Company (i) states that the formation of consortia to participate in public tenders is legal and can promote competition; and (ii) demonstrates that there is no basis for allegation of discriminatory conduct, since: (a) the Company was not the only alternative to BT's supplier; and (b) prices of the service offered by the consortium cannot be compared to those quoted by BT, as they are of a difference technical nature, pricing and quantity of resources involved. On March 8, 2021, the Technical Note of the General Superintendence issued an opinion on the configuration of infractions of the economic order practiced by the companies. The process was forwarded by the technical area to the CADE Court and is awaiting analysis of the Council's decision.

•	Term of Conduct Adjustment ("TAC") signed with ANATEL on February 28, 2022, effective for four years from publication in the DOU, on March 3, 2022. The TAC includes 24 PADOs relating to Quality, Interruptions and Users' Rights, in which the obligation to pay estimated and issued fines were exchanged for investments in 14 conduct adjustment commitments and an additional commitment to build a fiber backbone route. As the TAC became effective with its PADO commitments, in the nine-month periods ended September 30, 2022, The Company made write-offs totaling R$42 million and R$324 million in cases with probable and possible chances of loss, respectively.

•	Proceedings initiated by ANATEL to investigate the inclusion of gains in the concession plans from decisions of the Federal Supreme Court ("STF") in which it excluded ICMS from the PIS/COFINS calculation basis between 2002 and 2017. The Attorney General's Office and ANATEL's technical area believe that such gains do not result from business efficiency, but from a change in the tax regulations. The return proposal suggested by ANATEL would be generated through a tariff review for basic plans and the construction of high capacity backhaul infrastructure for the alternative plans, approximating R$1 billion, for which management believes the risk of loss to be possible. The case will be judged by the Board of Directors of ANATEL, from which it may be challenged through an arbitration procedure.

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Telefônica Brasil S. A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED QUARTERLY INFORMATION

Three and nine-month periods ended September 30, 2022

(In thousands of Reais, unless otherwise stated)

20) LOANS, FINANCING, DEBENTURES, LEASE, 5G LICENSES AND LIABILITIES FOR THE ACQUISITION OF A COMPANY - GARLIAVA

On September 30, 2022, the contractual terms of the loans, financing, debentures and leases are the same as in Note 21) Loans, Financing, Debentures, Leases and 5G Licenses, disclosed in the financial statements for the year ended December 31, 2021, except for: (i) liabilities for the acquisition of a company - Garliava (Note 1.c.2); (ii) placement of the 7th issue of debentures; and (iii) loan from Citibank.

a) Balance

a.1) Loans and financing - Financial Institutions

On April 8, 2022, a foreign currency denominated loan was obtained from Citibank (US dollar), through Law No. 4.131, of US$ 213,413 thousand, equivalent to R$1,000,000, maturing on September 28, 2023, remunerated at 3.1546% p.a. Interest will be paid semi-annually and principal will be paid at the end of the transaction. On April 8, 2022, a swap agreement was signed, exchanging the debt remuneration for CDI + 0.70% p.a.

a.2) Financing - Suppliers

Through bilateral agreements with suppliers, the Company obtained extension of the terms for payment of trade accounts payable at a cost based on the fixed CDI rate for the corresponding periods, with the net cost equivalent to between 98.9% to 120.8% of the CDI on September 30, 2022, and December 31, 2021.

a.3) Debentures

The 5th issues

The 5th issue was settled on February 8, 2022, maturity date. The total settlement amount was R$1,039,012, of which R$1,000,000 is principal and R$39,012 is interest.

45

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Telefônica Brasil S. A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED QUARTERLY INFORMATION

Three and nine-month periods ended September 30, 2022

(In thousands of Reais, unless otherwise stated)

The 7th issues

On July 14, 2022, the Company completed the placement of the 7th issue of simple, non-convertible debentures, of the unsecured type, in 2 series. A total of 3,500,000 debentures will be issued with a nominal unit value of R$1,000,000 (one thousand reais), with a total nominal value of R$3,500,000, and the settlement of the respective public offering will be concluded with restricted efforts.

• The 1st series, in the nominal amount of R$1,500,000, bears interest at CDI + 1.12% p.a. Interest will be paid in semiannual installments as of January 12, 2023 and the principal will mature on July 12 of 2025.

• The 2nd series, in the nominal amount of R$2,000,000, bears interest at CDI + 1.35% p.a. Interest will be paid in semiannual installments as of January 12, 2023 and the principal will mature on July 12 of 2027.

The debentures have a sustainability component (Debentures linked to Environmental, Social and Corporate Governance ("ESG") performance, classifying them as "sustainability-linked", under the terms of the International Capital Market Association in the Sustainability-Linked Bond Principles, June 2020 release.

a.4) Leases

The Company has agreements in which it is a lessee for: (i) lease of structures (towers and rooftops) arising from sale and leaseback transactions; (ii) lease of Built to Suit ("BTS") sites to install antennas and other equipment and transmission facilities; (iii) lease of information technology equipment and (iv) lease of infrastructure and transmission facilities associated with the power transmission network, offices, stores and commercial properties. The net carrying amount of the assets has remains unchanged until their sale, and a liability is recognized corresponding to the present value of mandatory minimum installments as per the agreement.

The balances of the lease payables are as follows:

(1)	On September 30, 2022, and December 31, 2021, the present value of balances payable, included R$60,084 and R$70,845, respectively, referring to lease agreements with Telefónica Group companies (Note 28).

The weighted annual interest rate on lease contracts on September 30, 2022, is 10.72%, with an average maturity of 5.41 years.

The present value of lease agreements is measured by discounting future fixed payment flows, which do not include projected inflation, at market interest rates, estimated using the Company's intrinsic risk spread.

The discount yield curves used are constructed based on observable data. Market interest rates were extracted from B3, and the Company's risk spread is estimated from debt securities issued by companies with comparable risk. The final discount curve reflects the Company's incremental loan interest rate.

a.5) 5G licenses

On December 3, 2021, Term authorizations were signed with ANATEL from its auctions for the implementation of 5G technology, the Company having presented successful bids. These authorizations are valid for 20 years associated with authorizations for the provision of SMP, renewable successively, for consideration, under the terms of Law No. 9,472/1997 (Note 1.b).

46

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Telefônica Brasil S. A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED QUARTERLY INFORMATION

Three and nine-month periods ended September 30, 2022

(In thousands of Reais, unless otherwise stated)

These Terms are guaranteed by insurance contracts.

a.6) Liabilities for the acquisition of a company - Garliava (Note 1.c.2)

The Company has some liabilities arising from in the Agreement (Note 1.c.2),) entered into on January 28, 2021, between the Company and Oi, as follows:

Contractual retention

Retention of 10% of the acquisition price in the amount of R$488,458. The withholding bears interest at the CDI rate and it will be retained to guarantee post-closing price adjustments and indemnifications arising under the terms of the Contract. The balance on September 30, 2022, was R$516,089.

Contingent consideration

Part of the transaction price is conditioned to the achievement of agreed objectives/goals. The Company evaluated and concluded that these and the target will be achieved. As a result, the fair value of the commitments is R$110,205, adjusted by the CDI rate from the date of acquisition to the date of effective payment to be fully repaid to Oi, which is expected to occur within 12 months. During the period ended September 30, 2022, R$47,500 had already been paid. The balance on September 30, 2022, was R$66,252.

Termination costs

An adjustment for severance costs of R$8,333 was added to the acquisition price referring to costs incurred by Oi with the termination and rehiring of Oi employees by Garliava. These amounts will be fully refunded within 30 days from the date of notification to be sent by Oi.

b) Repayment schedule

The balances by year of maturity of the non-current amounts of debentures, leases and 5G licenses are as follows:

c) Changes

Balances by year of maturity of the non-current amounts of loans, financing, leases, 5G licenses and liabilities for the acquisition of a company (Garliava) are as follows:

47

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Telefônica Brasil S. A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED QUARTERLY INFORMATION

Three and nine-month periods ended September 30, 2022

(In thousands of Reais, unless otherwise stated)

Consolidated						
	Loans and financing - financial institutions	Debentures	Leases	Financing - suppliers	5G Licences	Liabilities for the acquisition of a company - Garliava (Note 1.c.2)	Total
Balance on 12.31.20	**112**	**2,044,576**	**10,818,778**	**375,700**	**-**	**-**	**13,239,166**
Additions	-	-	2,262,616	201,919	-	-	2,464,535
Financial charges / Fair value (Note 27)	19	29,666	589,591	6,582	-	-	625,858
Issue costs	-	806	-	-	-	-	806
Write-offs (cancellation of contracts)	-	-	(200,809)	-	-	-	(200,809)
Write-offs (payments)	(64)	(1,066,981)	(2,136,206)	(218,742)	-	-	(3,421,993)
Balance on 09.30.21	**67**	**1,008,067**	**11,333,970**	**365,459**	**-**	**-**	**12,707,563**
Additions	-	-	850,733	19,921	4,459,442	-	5,330,096
Financial charges / Fair value	1	20,120	239,119	1,317	37,800	-	298,357
Issue costs	-	276	-	-	-	-	276
Write-offs (cancellation of contracts)	-	-	(69,355)	-	-	-	(69,355)
Write-offs (payments)	(14)	-	(1,124,368)	(162,141)	(46,436)	-	(1,332,959)
Balance on 12.31.21	**54**	**1,028,463**	**11,230,099**	**224,556**	**4,450,806**	**-**	**16,933,978**
Additions	1,000,000	3,500,000	2,217,720	21,834	-	-	6,739,554
Exchange variation (Note 27)	148,435	-	-	-	-	-	148,435
Financial charges / Fair value (Note 27)	(16,311)	118,503	950,333	-	275,762	31,178	1,359,465
Business combination (Note 1.c.2)	-	-	571,840	-	-	606,996	1,178,836
Write-offs (cancellation of contracts)	-	-	(47,139)	-	-	-	(47,139)
Write-offs (payments)	(38)	(1,039,012)	(2,723,935)	(224,555)	(2,530,508)	(47,500)	(6,565,548)
Balance on 09.30.22	**1,132,140**	**3,607,954**	**12,198,918**	**21,835**	**2,196,060**	**590,674**	**19,747,581**

d) Additions and payments

The following is a summary of additions and payments made during the quarter ended September 30, 2022.

(1)	The additions have no effect on cash.

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Telefônica Brasil S. A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED QUARTERLY INFORMATION

Three and nine-month periods ended September 30, 2022

(In thousands of Reais, unless otherwise stated)

21)	DEFERRED REVENUE

(1)	Refers to the balance of contractual liabilities of customers which are, deferred when linked to performance obligations.

(2)	Includes the net balances of the residual values from sale of non-strategic towers and rooftops, transferred to income as the conditions for recognition are met.

22) OTHER LIABILITIES

(1)	Includes the cost of renewing STFC and SMP licenses and SMP licenses and the extension of the authorization to use radio frequencies for the exploitation of SMP in the State of Rio de Janeiro and Federal District (Notes 1.b and 14).
(2)	Refers to payroll withholdings and taxes withheld from interest on equity and on provision of services.

23)	EQUITY

a) Capital

Pursuant to its Articles of Incorporation, the Company is authorized to increase its share capital up to 1,850,000,000 common shares without requiring it first to adjust its bylaws. The Board of Directors is authorized to deliberate any increase and consequent issue of new shares within this limit.

Brazilian Corporation Law (Law no. 6404/1976, Article 166, item IV) - establishes that capital may be increased by an Extraordinary Shareholders' Meeting Resolution by modifying the Articles of Incorporation, if the authorized capital increase limit has been reached.

The shareholders will have preemptive rights to subscribe for a capital increase, in proportion to their number of shares. By resolution of the Board of Directors, the preemptive right in the issuance of shares, convertible debentures and subscription bonus, whose placement may be made through sale on the Stock Exchange or public subscription, exchange for shares in a public offer for acquisition may be excluded control, under the terms of articles 257 and 253 of the Corporation Law, as well as enjoy tax incentives, under the terms of special legislation, as provided for in article 172 of the Corporation Law.

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Telefônica Brasil S. A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED QUARTERLY INFORMATION

Three and nine-month periods ended September 30, 2022

(In thousands of Reais, unless otherwise stated)

Subscribed and paid-in capital on September 30, 2022, and December 31, 2021, amounted to R$63,571,416, represented by shares, all common, book-entry and without par value.

Share ownership on September 30, 2022, was as follows:

b) Capital reserves

The information on the capital reserves, is the same as in Note 24) Equity, item b), disclosed in the financial statements for the year ended December 31, 2021.

Treasury shares changes in the in the nine-month periods ended September 30, 2022, were:

•	Cancellation of treasury shares: at a meeting held by the Company's Board of Directors, held on February 18, 2022, the cancellation of 14,046,652 common shares was approved, as of December 31, 2021, in the amount of R$606,536. This cancellation was recorded as a contra entry to "Capital Reserves".

•	Share Repurchase Program: buyback of 9,605,440 common shares, in the total amount of R$457,481, arising from the Company's Own Share Repurchase Program (Note 23.f).

•	Right of Withdrawal (Acquisition of part of UPI Ativos Móveis from Oi, note 1.c.2): Following the ratification approved by the AGE, the shareholders holding shares issued by the Company that, in relation to the ratification (i) did not vote in favor; (ii) abstained from voting; or (iii) did not attend the EGM, had the right to withdraw from the Company ("Right of Withdrawal") under the following terms and conditions:

✓	Right of Withdrawal and Cut-Off Date: to shareholders holding common shares issued by the Company who, demonstrably, held such shares, uninterruptedly, from January 29, 2021 (inclusive), until the effective exercise date Right of Withdrawal.

✓	Reimbursement Amount: the reimbursement amount per common share paid as a result of exercising the Right of Withdrawal, calculated based on (i) the Company's shareholders' equity contained in the financial statements for the year ended December 31, 2021, duly approved by the Company's Annual General Meeting held on April 26, 2022 ("AGO"); and (ii) the number of common shares, excluding treasury shares, existing on December 31, 2021, corresponds to R$41.70 (forty-one reais and seventy cents) per share. The amount equivalent to the amount of additional dividends declared by the Company at the AGM was deducted from the reimbursement value per share, since the value of the additional dividends declared comprised the earnings account and, therefore, the book value per share on December 31, 2021. Considering that, on December 31, 2021, the Company's capital stock was divided into 1,676,938,271 common shares (excluding treasury shares), the reimbursement amount paid to dissenting shareholders, corresponding to the adjusted net equity value, is R$ 40.49 (forty reais and forty-nine cents) per common share.

50

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Telefônica Brasil S. A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED QUARTERLY INFORMATION

Three and nine-month periods ended September 30, 2022

(In thousands of Reais, unless otherwise stated)

✓	Request for a Special Balance Sheet: pursuant to article 45, second paragraph of the Brazilian Corporate Law, as the approval of the Ratification by the EGM took place more than 60 days after the date of the last balance sheet approved by the AGM, the dissenting shareholder was allowed to request, together with the repayment, special balance sheet withdrawal.

✓	Deadline for Exercising the Right of Withdrawal: pursuant to article 137, item IV, of the Corporate Law, considering that the publication of the EGM minutes took place on August 5, 2022, and that the next subsequent business day was August 8, 2022, the 30-day period for exercising the Right of Withdrawal began on August 8, 2022 (inclusive) and ended on September 6, 2022 (inclusive).

During the exercise period for the Right of Withdrawal, three Company shareholders opted to withdraw from the Company, who held 340 common shares issued by the Company. On September 16, 2022, the Company paid R$14 to dissenting shareholders.

The balance of this item as of September 30, 2022, was R$299,380 (R$754,443 as of December 31, 2021).

c) Income reserves

The information on the income reserves, is the same as in Note 24) Equity, item c), disclosed in the financial statements for the year ended December 31, 2021.

The balance of this item as of September 30, 2022, was R$3,559,478 (R$3,504,656 as of December 31, 2021).

d) Dividend and interest on equity

The amounts of interest on own capital per share are calculated and presented net of withholding income tax (IRRF). Tax immune shareholders received interest on full equity, without withholding income tax.

d.1) Interim interest on equity for 2022

At meetings of the Company's Board of Directors, ad referendum of the General Shareholders' Meeting ("AGM") to be held in 2023, approved the distribution of interim interest on equity, related to the year of 2022, pursuant to article 26 of the Company's Bylaws, Article 9 of Law No. 9,249 / 95 and CVM Resolution No. 683/12, which will be imputed to the minimum mandatory dividend for the 2022 year, as follows:

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Telefônica Brasil S. A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED QUARTERLY INFORMATION

Three and nine-month periods ended September 30, 2022

(In thousands of Reais, unless otherwise stated)

d.2) Interest on Equity and Dividends for 2021

At the AGM held on April 26, 2022, the financial statements and allocations of income for the year 2021 were approved by majority vote of the holders of common shares. The details of the allocation of income are the same as those disclosed in Note 24) Shareholders' Equity, item d), disclosed in the financial statements for the year ended December 31, 2021.

At the time of the acquisitions of own shares to be held in treasury under the Company's Share Buyback Program, the Company released a Notice to the Market on April 26, 2022, informing that the value per common share of the proposed additional dividend in the amount of R$2,028,524 was updated to 1.21200233929. This dividend will be paid on October 18, 2022, being credited individually to shareholders, subject to the shareholding position contained in the Company's records at the end of April 26, 2022.

d.3) Unclaimed dividends and interest on equity

Pursuant to Article 287, paragraph II, item "a" of Law No. 6404, of December 15, 1976, the dividends and interest on equity unclaimed by shareholders are subject to a statute of limitation of three years, as from the initial payment date. The Company reverses the amount of unclaimed dividends and interest on equity to equity once the statute of limitation expires and they are forfeited to the Company.

In the nine-month periods ended September 30, 2022, and 2021, the Company reversed unclaimed dividends and interest on equity of R$72,247 and R$54,644, respectively.

e) Equity valuation adjustment

Financial assets at fair value through other comprehensive income: These refer to changes in fair value of financial assets available for sale.

Derivative financial instruments: These refer to the effective part of cash flow hedges up to the balance sheet date.

Currency translation effects for foreign investments: This refers to currency translation differences arising from the translation of financial statements of Aliança (joint venture).

Changes in equity valuation adjustment, net of taxes, were as below:

52

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Telefônica Brasil S. A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED QUARTERLY INFORMATION

Three and nine-month periods ended September 30, 2022

(In thousands of Reais, unless otherwise stated)

f) Company Share Repurchase Program

On February 22, 2022, the Company's Board of Directors, in accordance with article no. 15, item XV of the Bylaws and CVM Instruction no. 567/2015, approved a new Share Repurchase Program of the Company, for the acquisition of common shares issued by the Company for subsequent cancellation, sale or maintenance in treasury, without reducing share capital. This is designed to increase shareholder value by efficiently investing the available cash resources and optimizing the capital allocation of the Company.

The repurchase is being carried out using the capital reserve balance included in the Company's latest Annual Financial Statements as of December 31, 2021, and considering the exceptions referred to in article 7, § 1, of ICVM 567/2015 (R$649 .4 million).

This program will be in effect until February 22, 2023, with acquisitions carried out at B3, at market prices, observing legal and regulatory limits, and it is up to the Company's management to decide the moment and number of shares to be acquired, respecting the limits provided for in the Program and in the applicable regulations.

During the nine-month periods ended September 30, 2022, 9,605,440 common shares were acquired for R$457,481.

g) Earnings per share

Basic and diluted earnings per share were calculated by dividing net profit attributed to the Company's shareholders by the weighted average number of outstanding common shares. The Company does not hold potentially dilutable shares in circulation that could result in the dilution of earnings per share.

The table shows the calculation of earnings per share in the three and nine-month periods ended September 30, 2022 and 2021:

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Telefônica Brasil S. A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED QUARTERLY INFORMATION

Three and nine-month periods ended September 30, 2022

(In thousands of Reais, unless otherwise stated)

h) Non-controlling shareholders

Following the partial sales (49.99%) of CloudCo Brasil and IoTCo Brasil in 2021 and the incorporation of Vivo Ventures in 2022 (Note 1.c.3), the consolidated information includes the interest held by controlling and non-controlling shareholders. controllers, as follows:

i) Reconciliation of parent company and consolidated net income

A reconciliation of the Company and Consolidated net income for the nine-month period ended September 30, 2022 is presented below following the partial sales (49.99%) of the operations of CloudCo Brasil and IoTCo Brasil, which took place in 2021 and the incorporation of Vivo Ventures in 2022 (Note 1.c.3):

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Telefônica Brasil S. A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED QUARTERLY INFORMATION

Three and nine-month periods ended September 30, 2022

(In thousands of Reais, unless otherwise stated)

24)	NET OPERATING REVENUE

(1)	Includes telephone services, use of interconnection network, data and SVA services, cable TV and other services.

(2)	Includes sale of goods (handsets, SIM cards and accessories) and equipment of "Vivo Tech".

(3)	The consolidated balances in the nine-month period ended September 30, 2022, include R$682,446 to be refunded to customers as a result of Complementary Law No. 194 of July 23, 2022, which addresses taxes levied in sectors deemed to be essential and indispensable for goods and services, resulting in the reduction of ICMS rate on communications services. The balance was recorded as a contra entry to provisions and contingences (Note 19).

No single customer accounted for more than 10% of gross operating revenues in the nine-month periods ended September 30, 2022, and 2021.

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Telefônica Brasil S. A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED QUARTERLY INFORMATION

Three and nine-month periods ended September 30, 2022

(In thousands of Reais, unless otherwise stated)

25) OPERATING COSTS AND EXPENSES

(1)	Includes consolidated lease depreciation of R$2,267,300 and R$2,018,407 in the nine months periods ended September 30, 2022 and 2021, respectively (Note 13.c).

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Telefônica Brasil S. A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED QUARTERLY INFORMATION

Three and nine-month periods ended September 30, 2022

(In thousands of Reais, unless otherwise stated)

26)	OTHER INCOME (EXPENSES)

(1)	For the nine months periods ended September 30, 2022 and 2021, includes tax credits of R$301,442 and R$1,607,008, respectively, from decisions on legal proceedings, in favor of the Company, for PIS and COFINS tax credits (Note 9).

(2)	Includes net gains on disposal of assets (real estate, scrap, etc.) and expenses with taxes on other operating income.

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Telefônica Brasil S. A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED QUARTERLY INFORMATION

Three and nine-month periods ended September 30, 2022

(In thousands of Reais, unless otherwise stated)

27) FINANCIAL INCOME (EXPENSES)

Company			
	Three-month periods ended		Nine-month periods ended	
	09.30.22	09.30.21	09.30.22	09.30.21
Financial Income				
Interest income	165,714	87,825	403,198	173,459
Interest receivable (customers, taxes and other) and other financial income	1,491	31,439	118,849	77,884
Gain on derivative transactions	87,489	48,588	367,757	110,533
Other revenues from foreign exchange and monetary variation (1)	806,960	64,598	970,394	684,471
Total	**1,061,654**	**232,450**	**1,860,198**	**1,046,347**
Financial Expenses				
Charges for loans, financing, debentures, leases, contingent consideration and liabilities for the acquisition of a company (Garliava)	(456,672)	(223,426)	(1,314,463)	(625,782)
Foreign exchange variation on loans (Note 20)	(35,813)	-	(148,435)	-
Loss on derivative transactions	(96,679)	(51,528)	(361,406)	(129,793)
Interest payable (financial institutions, trade accounts payable, taxes and other)	(98,195)	(48,396)	(232,311)	(109,837)
Expenses with monetary variations of provisions for contingencies (note 19)	(280,707)	(124,507)	(713,927)	(751,922)
Other expenses with exchange and monetary variations (suppliers, taxes and others)	(21,897)	(24,292)	(66,997)	(47,580)
IOF, PIS, COFINS and other financial expenses	(100,005)	(17,949)	(165,694)	(111,007)
Total	**(1,089,968)**	**(490,098)**	**(3,003,233)**	**(1,775,921)**
Financial income (expenses), net	**(28,314)**	**(257,648)**	**(1,143,035)**	**(729,574)**

Consolidated			
	Three-month periods ended		Nine-month periods ended	
	09.30.22	09.30.21	09.30.22	09.30.21
Financial Income				
Interest income	190,865	92,535	448,957	181,740
Interest receivable (customers, taxes and other) and other financial income	4,841	31,640	129,064	78,490
Gain on derivative transactions (Note 31)	87,489	48,588	367,757	110,533
Other revenues from foreign exchange and monetary variation (1)	811,353	66,921	981,660	688,495
Total	**1,094,548**	**239,684**	**1,927,438**	**1,059,258**
Financial Expenses				
Charges for loans, financing, debentures, leases, contingent consideration and liabilities for the acquisition of a company (Garliava) (note 20) (2)	(480,637)	(223,442)	(1,359,465)	(625,858)
Foreign exchange variation on loans (Note 20)	(35,813)	-	(148,435)	-
Loss on derivative transactions (Note 31)	(96,679)	(51,528)	(361,406)	(129,793)
Interest payable (financial institutions, trade accounts payable, taxes and other)	(100,222)	(48,654)	(240,300)	(110,799)
Expenses with monetary variations of provisions for contingencies (note 19)	(292,542)	(125,910)	(736,878)	(756,596)
Other expenses with exchange and monetary variations (suppliers, taxes and others)	(23,753)	(26,030)	(73,062)	(50,119)
IOF, PIS, COFINS and other financial expenses	(102,429)	(18,511)	(170,470)	(112,410)
Total	**(1,132,075)**	**(494,075)**	**(3,090,016)**	**(1,785,575)**
Financial income (expenses), net	**(37,527)**	**(254,391)**	**(1,162,578)**	**(726,317)**

(1)	For the nine months periods ended September 30, 2022 and 2021, includes tax credits of R$796,991 and R$592,020, respectively, on legal proceedings, in favor of the Company, for PIS and COFINS tax credits (Note 9).

(2)	Includes consolidated leases charges of R$950,333 and R$589,591 for the nine months periods ended September 30, 2022 and 2021, respectively (Note 20.d).

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Telefônica Brasil S. A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED QUARTERLY INFORMATION

Three and nine-month periods ended September 30, 2022

(In thousands of Reais, unless otherwise stated)

28) BALANCES AND TRANSACTIONS WITH RELATED PARTIES

a)	Balances and transactions with related parties

The main balances of assets and liabilities with related parties arises from transactions with member companies of the controlling group carried out at the prices and other commercial conditions agreed in contracts between the parties. These refer to:

a)	Fixed and mobile telephony services provided by Telefónica Group companies.

b)	Consulting service for the construction of a fiber optic network.

c)	Installments receivable on the sale of equity interest and capital contributions, as well as the update of these values.

d)	Corporate services passed through at the cost effectively incurred.

e)	Right to use certain software licenses and maintenance and support contracted.

f)	International transmission infrastructure for several data circuits and roaming services contracted.

g)	Adquira Sourcing platform - online solution to for purchase and sale of various goods and services.

h)	Cost Sharing Agreement for digital business

i)	Financial Clearing House roaming, inflows of funds for payments and receipts from roaming operation.

j)	Data communication services and integrated solutions.

k)	Long distance calling and international roaming services.

l)	Amounts to be reimbursed by SP Telecomunicações Participações as a result of contractual clause of the purchase of Terra Networks equity interest.

m)	Brand fee for assignment of rights to use the brand.

n)	Rental of buildings, data circuit and/or infrastructure.

o)	Factoring transactions, credit facilities for services provided by the Group's suppliers.

p)	Contracts or agreements assigning user rights for cable ducts, optical fiber duct rental services, and right-of-way related occupancy agreements with several highway concessionaires.

q)	Amounts receivable from the sale of assets.

r)	Tower operations sold Telxius Torres Brasil. The operation consists of the sale of infrastructure assets owned by the Company, together with the assignment of shared use contracts, with the subsequent assignment of the use of space for infrastructures to the Company. As a result of the sale of the tower division of Telxius Telecom S.A. to American Tower International, Inc., in 2021, the assets and liabilities are no longer presented as related parties and are presented in the statement of income from January to May 2021.

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Telefônica Brasil S. A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED QUARTERLY INFORMATION

Three and nine-month periods ended September 30, 2022

(In thousands of Reais, unless otherwise stated)

The Company and its subsidiaries sponsor pension plans and other post-employment benefits for its employees with Visão Prev and Sistel (Note 30).

Telefônica Corretora de Seguros ("TCS") acts as intermediary in transactions between insurance companies and the Company and its subsidiaries in the acquisition of insurance for cell phones, operational risks, general liability, guarantee insurance, among others. There are no balances arising from insurance intermediation between TCS and the Company and its subsidiaries.

The following table summarizes the consolidated balances with related parties:

Companies	Type of transaction	Balance Sheet - Assets 09.30.22 Cash and cash equivalents	Accounts receivable	Other assets	12.31.21 Cash and cash equivalents	Accounts receivable	Other assets
Parent Companies							
SP Telecomunicações Participações	d) / l)	-	2	11,333	-	1	10,315
Telefónica Latinoamerica Holding	d)	-	-	9,134	-	-	24,879
Telefónica	d)	-	-	8,690	-	-	4,825
		-	**2**	**29,157**	-	**1**	**40,019**
Other Group companies							
Telefonica Global Solutions Participações	a) / d) / n)	-	5,678	135	-	3,632	109
Telefónica Venezolana	d) / k)	-	7,946	2,196	-	8,016	2,196
Telefonica Moviles España	k)	-	1,583	-	-	1,956	-
Telefonica Factoring do Brasil	o)	-	1,351	85	-	2,187	80
Telefónica Global Solutions	f) / j) / k)	-	26,520	-	-	18,183	-
Telefonica Móviles Argentina	k)	-	6,608	-	-	6,352	-
Telfisa Global BV	i)	32,966	-	-	66,682	-	-
Telxius Cable Brasil	a) / d)	-	2,990	165	-	3,915	1,221
Telefônica Infra	c)	-	-	301,327	-	-	446,317
FiBrasil Infraestrutura e Fibra Ótica	b)	-	11,619	36,430	-	12,167	53,088
Telefónica Iot & Big Data Tech	c) / d)	-	-	49,839	-	3,229	66,604
Telefonica Cybersecurity & Cloud Tech	c)	-	-	-	-	-	49,286
Telefônica Cibersegurança e Tecnologia do Brasil	d) / e) / j) / n)	-	5,703	2,800	-	1,772	1,280
Terra Networks México	e)	-	1,435	-	-	-	-
Telefonica de Argentina	q)	-	6,950	-	-	-	-
Other		-	5,139	7,685	-	5,727	6,088
		32,966	**83,522**	**400,662**	**66,682**	**67,136**	**626,269**
Total		**32,966**	**83,524**	**429,819**	**66,682**	**67,137**	**666,288**
Current assets							
Cash and cash equivalents (Note 3)		32,966	-	-	66,682	-	-
Accounts receivable (Note 5)		-	83,524	-	-	67,137	-
Other assets (Note 11)		-	-	230,420	-	-	301,427
Non-current assets							
Other assets (Note 11)		-	-	199,399	-	-	364,861

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Telefônica Brasil S. A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED QUARTERLY INFORMATION

Three and nine-month periods ended September 30, 2022

(In thousands of Reais, unless otherwise stated)

Balance Sheet - Liabilities			
		09.30.22		12.31.21	
Companies	Type of transaction	Trade accounts payable	Other liabilities and leases	Trade accounts payable	Other liabilities and leases
Parent Companies					
SP Telecomunicações Participações	l)	-	-	-	26,855
Telefónica Latinoamerica Holding	d)	5,040	-	4,983	-
Telefónica	d) / m)	52,199	102,118	4,969	97,996
		57,239	**102,118**	**9,952**	**124,851**
Other Group companies					
Telefonica Global Solutions Participações	f) / k)	29,506	318	45,493	318
Telefónica Compras Electrónica	g)	19,962	-	33,215	-
Telefónica Digital España	h)	79,198	-	69,966	-
Telefonica Factoring do Brasil	o)	-	4,928	-	7,253
Telefónica Global Technology	e)	38,121	-	9,448	-
Telefónica Global Solutions	f) / j) / k)	34,400	-	41,630	-
Telxius Cable Brasil	f)	41,778	1,572	44,229	1,572
Telefonica Ciberseguranca e Tecnologia do Brasil	e) / j)	38,583	-	59,886	37
Companhia AIX Participações	p)	-	60,084	2,238	70,845
Telefónica Iot & Big Data Tech	h)	24,832	-	21,706	-
Telefonica Cybersecurity & Cloud Tech	h)	9,693	-	12,153	-
FiBrasil Infraestrutura e Fibra Ótica	b)	44,919	5,530	54,619	3,267
Other		29,547	555	38,212	563
		390,539	**72,987**	**432,795**	**83,855**
Total		**447,778**	**175,105**	**442,747**	**208,706**
Current liabilities					
Trade accounts payable and other payables (Note 16)		447,778	-	442,747	-
Leases (Note 20)		-	24,869	-	25,801
Other liabilities (Note 22)		-	111,737	-	134,221
Non-current liabilities					
Leases (Note 20)		-	35,215	-	45,044
Other liabilities (Note 22)		-	3,284	-	3,640

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Telefônica Brasil S. A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED QUARTERLY INFORMATION

Three and nine-month periods ended September 30, 2022

(In thousands of Reais, unless otherwise stated)

b)	Management compensation

Consolidated key management compensation paid by the Company to its Board of Directors and Statutory Officers for the nine months periods ended September 30, 2022, and 2021 totaled R$24,314 and R$22,465, respectively. This includes R$15,741 (R$14,202 on September 30, 2021) for salaries, benefits and social charges and R$8,573 (R$8,263 on September 30, 2021) for variable compensation.

These amounts were recorded as personnel expenses in General and administrative expenses (Note 25).

For the nine months periods ended September 30, 2022, and 2021, the Directors and Officers did not receive any pension, retirement or similar benefits.

29)	SHARE-BASED PAYMENT PLANS

Telefónica, the Company´s parent, has its own share-based payment plans which are also offered to management and employees of its subsidiaries, including the Company and its subsidiaries.

The details of these plans are the same as in Note 30) Share-Based Payment Plans, as disclosed in the financial statements for the year ended December 31, 2021.

The main plans in effect on September 30, 2022, are detailed below:

•	Talent for the Future Share Plan ("TFSP"), for its Senior Managers, Managers and Experts at a global level

The 2020-2022 cycle (January 1, 2020, to December 31, 2022): includes 136 active executives with potential rights to receive 109,200 shares of Telefónica.

The 2021-2023 cycle (January 1, 2021, to December 31, 2023): includes 175 active executives with potential rights to receive 300,500 shares of Telefónica.

The 2022-2024 cycle (January 1, 2022, to December 31, 2024): includes 137 active executives with potential rights to receive 293,000 shares of Telefónica.

•        Perform Share Plan ("PSP"), for its Vice-Presidents and Directors at the global level

The 2020-2022 cycle (January 1, 2020, to December 31, 2022): includes 76 active executives (including 3 executives appointed under the Company's by-laws), with the potential right to receive 469,331 shares of Telefónica.

The 2021-2023 cycle (January 1, 2021, to December 31, 2023): includes 83 active executives (including 3 executives appointed under the Company's by-laws), with the potential right to receive 1,655,607 shares of Telefónica.

On September 30, 2022, and December 31, 2021, the consolidated liability balances of these plans were R$60,781 and R$109,682, respectively, including taxes.

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Telefônica Brasil S. A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED QUARTERLY INFORMATION

Three and nine-month periods ended September 30, 2022

(In thousands of Reais, unless otherwise stated)

30)	PENSION PLANS AND OTHER POST-EMPLOYMENT BENEFITS

The plans sponsored by the Company and its subsidiaries and the related benefits by types are as follows:

The details of these plans are the same as in Note 31) Pension Plans and Other Post-Employment Benefits, as disclosed in the financial statements for the year ended December 31, 2021.

The changes in consolidated balances of the surplus and deficit plans were as follows:

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Telefônica Brasil S. A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED QUARTERLY INFORMATION

Three and nine-month periods ended September 30, 2022

(In thousands of Reais, unless otherwise stated)

31)	FINANCIAL INSTRUMENTS AND RISK AND CAPITAL MANAGEMENT

a) Derivative transactions

The derivative financial instruments contracted by the Company are mainly used for hedging against foreign exchange risk from assets and liabilities in foreign currency and the effects of inflation on leases indexed to the IPCA. There are no derivative financial instruments held for speculative purposes, possible currency risks are hedged.

Management believes that the Company's internal controls for its derivatives are adequate to control risks associated with each strategy for the market. Gains/losses obtained or sustained by the Company in relation to its derivatives show that its risk management has been appropriate.

Whilst these derivative contracts qualify for hedge accounting, the hedged item is adjusted to fair value, offsetting the result of the derivatives, pursuant to the rules of hedge accounting. This hedge accounting applies both to financial liabilities and probable cash flows in foreign currency.

Derivatives contracts include specific penalties for breach of contract. Breach of contract provided for in agreements made with financial institutions leads to the anticipated liquidation of the contract.

On September 30, 2022, and December 31, 2021, the Company held no embedded derivatives contracts.

a.1) Fair value of derivative financial instruments

The valuation method used to calculate the fair value of financial liabilities (if applicable) and derivative financial instruments was the discounted cash flow method, based on expected settlements or realization of liabilities and assets at market rates prevailing at the balance sheet date.

The fair values of the positions in Reais are calculated by projecting future inflows from transactions using B3 yield curves and discounting these flows to present value using market DI rates for swaps announced by B3.

The market values of foreign exchange derivatives were obtained using the market exchange rates in effect at the balance sheet date and projected market rates obtained from the currency's coupon-rate yield curves. The linear convention of 360 calendar days was used to determine coupon rates of positions indexed in foreign currencies, while the exponential convention of 252 business days was used to determine coupon rates for positions indexed to CDI rates.

Consolidated derivatives financial instruments shown below are registered with B3 and classified as swaps, usually, that do not require margin deposits.

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Telefônica Brasil S. A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED QUARTERLY INFORMATION

Three and nine-month periods ended September 30, 2022

(In thousands of Reais, unless otherwise stated)

Description	Consolidated			
	Notional Value		Accumulated effects from fair value Amount receivable (payable)	
	09.30.22	12.31.21	09.30.22	12.31.21
Swap contracts				
Assets position	**1,752,581**	**285,243**	**232,283**	**60,884**
Foreign Currency	1,719,125	243,812	177,646	116
US$ (1) (2)	1,506,889	148,060	176,244	-
EUR (1)	135,564	90,114	810	-
NDF US$ (4)	76,672	5,638	592	116
Inflation rates	33,456	41,431	54,637	60,768
IPCA (3)	33,456	41,431	54,637	60,768
Liabilities position	**(1,752,581)**	**(285,243)**	**(171,135)**	**(73,560)**
Floating rate	(1,675,909)	(279,605)	(170,699)	(73,560)
CDI (1) (2) (3)	(1,675,909)	(279,605)	(170,699)	(73,560)
Fixed rate	(76,672)	(5,638)	(436)	-
NDF US$ (4)	(76,672)	(5,638)	(436)	-
Long position			**232,283**	**60,884**
Current			184,173	6,451
Non-current			48,110	54,433
Short position			**(171,135)**	**(73,560)**
Current			(95,947)	(4,538)
Non-current			(75,188)	(69,022)
Amounts receivable (payable), net			**61,148**	**(12,676)**

(1)	Foreign currency swaps (Euro and CDI x Euro) (R$135,564)) and (US$ and CDI x US$) (R$370,471) - maturing through November 21, 2022, to hedge currency risk affecting net amounts payable (carrying amount R$90,520 in Euros and LIBOR) and receivables (carrying amount R$110,540 in US$).

(2)	Foreign currency swap (dollar and CDI x dollar) (R$1,136,417) - swap operations contracted with maturities up to September 23, 2023, with the objective of protecting against exchange variation risks of the flow's payable on the loan of Law No. 4,131 (book value of R$1,067,550 in US dollars).

(3)	IPCA x CDI swaps (R$33,456) - maturing in 2033 to hedge risk of change in the IPCA (carrying amount R$54,007).

(4)	NDF US$ x R$ (R$76,672) - forward operations contracted with maturity up to December 21, 2022, to protect against risks of exchange rate volatility in service contracts (book value of R$ R$76,516 in dollars).

Swaps maturing after September 30, 2022, are as follows:

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Telefônica Brasil S. A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED QUARTERLY INFORMATION

Three and nine-month periods ended September 30, 2022

(In thousands of Reais, unless otherwise stated)

For the purposes of preparing its financial statements, the Company adopted the fair value hedge accounting methodology for its foreign currency swaps x CDI and IPCA x CDI for hedging or financial debt. Under this arrangement, both derivatives and hedged risk are recognized at fair value.

For the nine months periods ended September 30, 2022, and 2021, the derivatives transactions generated a positive net result of R$6,351 and a negative net result of R$19,260, respectively (Note 27).

a.2) Sensitivity analysis of the Company's risk variables

CVM Resolution 475/2008 requires listed companies to disclose sensitivity analyses for each type of financial instruments market risk that management believes to be significant at the end of each period, including all derivative financial instrument transactions.

Each financial instrument derivative transactions were assessed, and assumptions included a probable base scenario and a further two stressed scenario that could adversely impact the Company.

For the probable scenario, at the maturity dates for each of the transactions, the market rates sourced from B3 yield curves (currencies and interest rates) were used plus data from the IBGE, Central Bank, FGV, among others. In the probable scenario, there is no impact on the fair value of the above-mentioned derivatives. For scenarios II and III, as per the CVM rule, risk variables were stressed by 25% and 50% respectively.

Since the Company only holds derivatives to hedge its foreign currency assets and liabilities, changing scenarios are tracked by the corresponding hedged items the effects are almost non-existent. For these transactions, the Company reported the consolidated net exposure in each of the above-mentioned three scenarios on September 30, 2022.

Transaction	Risk	Consolidated		
		Probable	25% depreciation	50% depreciation
Hedge (assets position)	Derivatives (depreciation risk EUR)	135,564	169,455	203,346
Payables in EUR	Debt (appreciation risk EUR)	(150,595)	(188,244)	(225,893)
Receivables in EUR	Debt (depreciation risk EUR)	9,059	11,324	13,588
	Net Exposure	(5,972)	(7,465)	(8,959)
Hedge (assets position)	Derivatives (depreciation risk US$)	1,506,889	1,883,611	2,260,333
Payables in US$	Debt (appreciation risk US$)	(1,680,905)	(2,101,132)	(2,521,358)
Receivables in US$	Debt (depreciation risk US$)	144,114	180,142	216,171
	Net Exposure	(29,902)	(37,379)	(44,854)
Hedge (assets position)	Derivatives (risk of decrease in IPCA)	54,637	37,444	29,166
Debt in IPCA	Debt (risk of increase in IPCA)	(54,637)	(37,444)	(29,166)
	Net Exposure	-	-	-
Hedge (assets position)	Derivatives (depreciation risk US$)	177,646	222,058	333,087
OPex em US$	OPex (appreciation risk US$)	(177,646)	(222,058)	(333,087)
	Net Exposure	-	-	-
Hedge (CDI position)				
Hedge US$ and EUR (liabilities position)	Derivatives (risk of decrease in CDI)	(95,947)	(111,000)	(125,825)
Hedge IPCA (liabilities position)	Derivatives (risk of increase in CDI)	(75,188)	(76,633)	(55,670)
	Net Exposure	**(171,135)**	**(187,633)**	**(181,495)**
Total net exposure in each scenario		**(207,009)**	**(232,477)**	**(235,308)**
Net effect on changes in current fair value		**-**	**(25,468)**	**(28,299)**

66

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Telefônica Brasil S. A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED QUARTERLY INFORMATION

Three and nine-month periods ended September 30, 2022

(In thousands of Reais, unless otherwise stated)

The assumptions used by the Company for the sensitivity analysis on September 30, 2022, were as follows:

For calculation of the net exposure for the sensitivity analysis, all derivatives were considered at market value and hedged items designated for hedges for accounting purposes were also considered at fair value.

The fair values shown in the table above are based on the portfolio position on September 30, 2022, but do not reflect an estimate for realization due to the dynamism of the market, which is constantly monitored by the Company. The use of different assumptions could significantly affect the estimates.

b) Fair value

The Company and its subsidiaries assessed their financial assets and liabilities in relation to market values using available information and appropriate valuation methodologies. However, both the interpretation of market data and the selection of valuation methods require considerable judgment and reasonable estimates to produce the most adequate realization value. As a result, the estimates shown do not necessarily indicate amounts that could be realized in the current market. The use of different assumptions for the market and/or methodologies may have a material effect on estimated realization values.

The fair values of all assets and liabilities are classified within the fair value hierarchy described below, based on the lowest level of information that is significant to the fair value measurement as a whole:

Level 1: quoted market prices (unadjusted) in active markets for identical assets or liabilities to which the Company and its subsidiaries may have access on the measurement date.

Level 2: valuation techniques using lower level of information to measure the fair value directly or indirectly observable; and

Level 3: valuation techniques when lower level of information is not available to measure the fair value.

There were no transfers of fair value assessments between these Levels.

For the purposes of disclosing fair value, the Company and its subsidiaries determined classes of assets and liabilities based on the nature, characteristics and risks of the asset or liability and the level of the fair value hierarchy.

The tables below present the composition and classification of financial assets and liabilities on September 30, 2022, and December 31, 2021.

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Telefônica Brasil S. A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED QUARTERLY INFORMATION

Three and nine-month periods ended September 30, 2022

(In thousands of Reais, unless otherwise stated)

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Telefônica Brasil S. A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED QUARTERLY INFORMATION

Three and nine-month periods ended September 30, 2022

(In thousands of Reais, unless otherwise stated)

c) Capital management

The purpose of the Company's capital management is to ensure maintenance of a high credit rating and an optimal capital ratio to support the Company's business and maximize shareholder value.

The Company manages its capital structure by making adjustments and adapting to current economic conditions. In seeking such equilibrium, the Company may pay dividends, obtain new loans, issue debentures and contract derivatives. For the nine months periods ended September 30, 2022, there were no changes in capital structure objectives, policies or processes.

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Telefônica Brasil S. A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED QUARTERLY INFORMATION

Three and nine-month periods ended September 30, 2022

(In thousands of Reais, unless otherwise stated)

The Company's debt structure includes loans, financing, debentures, leases, 5G licenses, liabilities with the acquisition of a company (Garliava) and transactions with derivatives, less cash and cash equivalents, financial investments and accounts receivable for credit rights (FIDC Vivo Money).

d) Risk management policy

The Company and its subsidiaries are exposed to several market risks as a result of its commercial operations, debts contracted to finance its activities and debt-related financial instruments.

d.1) Currency Risk

The Company is exposed to the foreign exchange risk for financial assets and liabilities denominated in foreign currencies, which may generate a smaller amount receivable or larger amount payable depending on the exchange rate in the period.

Hedging transactions were executed to minimize the risks associated with exchange rate on financial assets and liabilities in foreign currencies. This balance is subject to daily changes due to the dynamics of the business. However, the Company intends to cover the net balance of these assets and obligations (US$31,207 thousand, €25,791 thousand and £66 thousand paid by September 30, 2022, and US$21,129 thousand, €14,124 thousand and £66 thousand paid by December 31, 2021) to mitigate its foreign exchange risks.

d.2) Interest and Inflation Risk

This risk may arise from an unfavorable change in the domestic interest rate, which may adversely affect financial expenses from the portion of debentures referenced to the CDI and liability positions in derivatives (currency hedge and IPCA) pegged to floating interest rates (CDI).

To reduce exposure to the floating interest rate (CDI), the Company and its subsidiaries invested cash equivalents of R$5,951,879 and R$6,344,942 on September 30, 2022, and December 31, 2021, respectively, mostly in short-term CDI-based financial investments (CDBs). The carrying amounts of these instruments approximate their fair values, as they may be redeemed in the short term.

d.3) Liquidity Risk

Liquidity risk consists of the possibility that the Company might not have sufficient funds to meet its commitments due to the different timing and settlement terms of its rights and obligations.

The Company structures the maturities of financial instruments so as not to affect their liquidity.

The Company's cash flow and liquidity are managed on a daily basis by the operating departments to ensure that cash flows and contracted funding, when necessary, are sufficient to meet scheduled commitments in to mitigate liquidity risk.

The maturity profile of consolidated financial liabilities includes future principal and interest amounts up to the maturity date. For fixed rate liabilities, interest was calculated based on the indices established in each contract. For floating rate liabilities, interest was calculated based on the market forecast for each period.

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Telefônica Brasil S. A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED QUARTERLY INFORMATION

Three and nine-month periods ended September 30, 2022

(In thousands of Reais, unless otherwise stated)

d.4) Credit Risk

The credit risk arises from the possibility of the Company and its subsidiaries incurring losses due to difficulty in receiving amounts billed to their customers and sales of prepaid handsets and cards that have been pre-activated for the distribution network.

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Telefônica Brasil S. A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED QUARTERLY INFORMATION

Three and nine-month periods ended September 30, 2022

(In thousands of Reais, unless otherwise stated)

The credit risk on accounts receivable is diversified and mitigated by strict control of the customer base. The Company constantly monitors the level of accounts receivable from invoiced services and limits bad credit risk by interrupting telephone services if bills are past due. The mobile customer base predominantly uses the prepaid system, which requires purchase of credits beforehand and therefore does not pose credit risk. Exceptions are made for emergency services that must be maintained for security or national defense.

Credit risk on sales of pre-activated prepaid handsets and cards is managed through a prudent policy for granting credit, using modern credit scoring methods, analyzing financial statements and consultations to commercial databases, in addition to requesting guarantees.

The Company and its subsidiaries are also subject to credit risk arising from their investments, letters of guarantee received as collateral for certain transactions and receivables from derivative transactions. The Company and its subsidiaries control the credit limits granted to each counterpart and diversify this exposure across first-tier financial institutions as per current credit ratings of financial counterparties.

d.5) Environmental Risks

The Company's operations and properties are subject to various environmental laws and regulations that govern environmental licenses and registrations, protection of fauna and flora, atmospheric emissions, waste management and remediation of contaminated areas, among others. If the Company is unable to comply with current and future legal requirements, or identify and manage new or existing environmental liabilities, it may incur significant costs, which include investigation and remediation costs, indemnities, compensation, conduct adjustment, fines, suspension of activities and other penalties, investments to improve our facilities or change our operations, as well as reputational damage.

The identification of new significant environmental issues, changes in assessment criteria by regulatory agencies, more restrictive laws and regulations or other unforeseen events may result in significant environmental liabilities. The occurrence of any of these factors could have a material adverse effect on the Company's business, results of operations and financial condition. According to article 75 of Law No. 9,605/1998, the maximum fine for non-compliance with the environmental law is R$50,000, plus losses related to embargoes or administrative sanctions, in addition to indemnities and repairs for damages caused to the environment.

Climate change poses a series of potential environmental risks for telecommunications operators, including the Company, both from a regulatory and operational perspective. The increase in the intensity and frequency of extreme precipitation events, cyclones, floods and fires may damage, suspend or interrupt the Company's transmission operations for an indefinite period. If successive serious natural disasters occur, the Company may not have sufficient resources to repair its infrastructure in a timely and cost-effective manner.

In a simulation, an increase in temperature directly affected the operational conditions of the Company's network equipment, causing failures, accelerated wear and loss of assets and, therefore, increases in the risks of service interruptions. Cooling equipment essential for the Company's operation. Therefore, global warming may also increase the need for cooling with higher energy use and operating costs.

The telecommunications industry is not heavily reliant on fossil fuels but is very dependent on electricity for its networks. An increase in electricity prices could have a significant impact the Company's operating expenses. The estimated economic impact of this risk classifies it as substantive, through to a foreseeable horizon in 2030.

To manage climate risks, the Company encourages energy efficiency programs and plans for renewable energy and distributed energy generation. It also has a dedicated business continuity area, guided by the Global Business Continuity Regulation ("GBC"), which prescribes the preventive risk management, ensuring the resilience of its operations before any possible interruption. The Company manages and monitors environmental risks through annual audits with an external certification body and reports annually in its integrated report.

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Telefônica Brasil S. A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED QUARTERLY INFORMATION

Three and nine-month periods ended September 30, 2022

(In thousands of Reais, unless otherwise stated)

d.6) Risks Relating to the Brazilian Telecommunications Industry and the Company

The Company's business is subject to extensive regulation, including any regulatory changes that may occur during the terms of the concession agreements and the Company's authorizations to provide telecommunication services in Brazil. ANATEL, oversees, among other matters: industry policies and regulations; licensing (including licensing of spectrum and bidding processes); fees and tariffs; competition, incentives and restrictions (including the Company's ability to grow by acquiring other telecommunications businesses); service, technical and quality standards; consumer rights; penalties and other sanctions related to interconnection and agreements; and obligations related to the universalization of services.

The Brazilian telecommunications regulatory framework is continuously evolving. The interpretation and enforcement of regulations, the assessment of compliance with regulations and the flexibility of regulatory authorities are all marked by uncertainty. The Company operates under authorizations and a concession from the Brazilian government, and the ability to maintain these authorizations and concession is a precondition to the Company's success. However, because of the changing nature of the Brazilian regulatory framework, the Company cannot guarantee that ANATEL will not adversely modify the terms of the Company's authorizations and/or licenses. Accordingly, the Company's operating authorizations and licenses, must meet specific requirements and maintain minimum quality, coverage and service standards. Any failure to comply with these requirements may result in the imposition of fines, penalties and/or other regulatory responses, including the termination of the Company's operating authorizations and concession. Any partial or total termination of any of the Company's operating authorizations and licenses or the Company's concession would have a material adverse effect on the Company's business, financial condition, revenues, results of operations and prospects.

In recent years, ANATEL has reviewed and introduced regulatory changes, especially regarding asymmetric competition measures and interconnection fees charged among local providers of telecommunications services. Asymmetric competition measures may include regulations aimed at rebalancing markets where one participant has significantly different market share over other competitors. The adoption of disproportionately asymmetric measures could have a material adverse effect on the Company's business, financial condition, revenues, results of operations and prospects.

ANATEL's Regulatory Agenda 2021-2022 contains the revision of the General Plan of Competition Goals - PGMC (Resolution No. 600, of November 8, 2012, updated by Resolution No. 694, of 17 of July 2018) uniting in a single normative instrument a set of measures aimed at promoting competition and milestones for future reassessments on the performance of sectoral competition, four years, with the reassessment of the Relevant Markets in the sector, the asymmetric regulatory measures and the holders of Significant Market Power - PMS previously established by the regulation itself.

Complementing the PGMC review, UPI's recent acquisition of the mobile assets of OI Móvel S.A. by the three largest operators in the Brazilian SMP market (Vivo, Claro and TIM) ("Operation"), raised competition concerns identified by ANATEL and CADE, which imposed regulatory remedies in order to preserve the conditions of competition in the relevant markets affected by the Operation, among which: (i) Reference Offer in the Relevant National Roaming Market; (ii) Reference Offer for exploring the Personal Mobile Service - SMP through Virtual Network (MVNO); (iii) Offer of Temporary and Onerous Assignment of Radio Frequency Use Rights; (iv) Industrial Network Exploration Offer.

Regarding the reference offer in the relevant national roaming market, the version published to the market to comply with the aforementioned regulatory remedy uses as a basis the reference values approved and calculated by ANATEL, based on the application of a new methodology to study the national roaming market cost model (LRIC+ bottom-up model - Act No. 8822/2022). As a result of the change in the methodology used, the new reference values show a significant reduction when compared to the reference values previously in force (FAC-HCA top down model - Act No. 9157/2018).

In the above general context, the adoption of disproportionately asymmetric measures could materially harm the Company's business, financial condition, revenues, results of operations and prospects.

73

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Telefônica Brasil S. A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED QUARTERLY INFORMATION

Three and nine-month periods ended September 30, 2022

(In thousands of Reais, unless otherwise stated)

Interconnection fees are an important part of the Company's revenue and cost bases. These fees are charged among telecommunications service providers in order to allow and remunerate the interconnected use of their networks. To the extent that changes to the rules governing interconnection fees reduce of fees the Company can receive, or ability to collect such fees, the Company's businesses, financial conditions, revenues, results of operations and prospects could be adversely affected.

Therefore, the Company's business, results of operations, revenues and financial conditions could be negatively affected by the actions of the Brazilian authorities, including, in particular, the following: the introduction of new or stricter operational and/or service requirements; the granting of operating licenses in the Company's areas; limitations on interconnection fees the Company may charge to other telecommunications service providers; imposition of significant sanctions or penalties regarding failures to comply with regulatory obligations; delays in the granting of, or the failure to grant, approvals for rate increases; and antitrust limitations imposed by ANATEL and CADE.

d.7) Insurance Coverage

The policy of the Company and its subsidiaries, as well as the Telefónica Group, is to contract insurance coverage for all assets and liabilities with significant and high-risk amounts, based on Management's judgment and following Telefónica corporate program guidelines.

On September 30, 2022, the maximum limits of claims (established pursuant to the agreements of each entity consolidated by the Company) for significant assets, liabilities or interests covered by insurance and their respective amounts were R$900,000 for operational risks (including business interruption) and R$75,000 for general civil liability.

The independent auditors' scope of work does not cover reviewing the sufficiency of the insurance coverage, which was determined by the Company's Management and which it considers sufficient to cover potential claims.

d.8) Compliance

The Company complies with Brazilian anti-corruption laws and regulations in the jurisdictions in which its securities traded. In particular, the Company is subject, in Brazil, to the Law n 12.846/2013 and, in the United States, to the U.S. Foreign Corrupt Practices Act of 1977.

Although the Company has internal policies and procedures designed to ensure compliance with these anti-corruption laws and regulations, there can be no assurance that such policies and procedures will be sufficient or that the Company's employees, directors, officers, partners, agents and service providers will not take actions in violation of the Company's policies and procedures (or otherwise in violation of the relevant anti-corruption laws and regulations) for which the Company may be ultimately held responsible. Violations of anti-corruption laws and regulations could lead to financial penalties, damage to the Company's reputation or other legal consequences that could have a material adverse effect on the Company's business, results of operations and financial condition.

The Company develops and implements initiatives to ensure the continuous improvement of its compliance program, through an organizational and governance structure that guarantees a performance based on ethics, transparency and respect for applicable laws and standards.

32) CONTRACTUAL COMMITMENTS AND GUARANTEES

a)	Contractual commitments

The Company has unrecognized contractual commitments arising from the purchase of goods and services, which mature on several dates, with monthly payments.

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Telefônica Brasil S. A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED QUARTERLY INFORMATION

Three and nine-month periods ended September 30, 2022

(In thousands of Reais, unless otherwise stated)

On September 30, 2022, the total nominal values equivalent to the full contract period were:

b)	Guarantees

On September 30, 2022, the Company had guarantees for several commitments with ANATEL, suppliers and legal proceedings:

33) SUPPLEMENTAL CASH FLOW INFORMATION

The following is a reconciliation of the consolidated cash flow financing activities for the nine months periods ended September 30, 2022, and 2021.

75

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Telefônica Brasil S. A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED QUARTERLY INFORMATION

Three and nine-month periods ended September 30, 2022

(In thousands of Reais, unless otherwise stated)

34) SUBSEQUENT EVENTS

a) Acquisition of a company by an indirect subsidiary of the Company

The Company, pursuant to and for the purposes of CVM Resolution 44/2021 ("CVM Resolution 44"), informed its shareholders and the market that, on October 3, 2022, its indirect subsidiary, Telefônica Infraestrutura e Security Ltd. ("TIS"), acquired all the quota capital of Vita IT Comércio e Serviços de Soluções em TI Ltda. ("Vita IT"), as already approved by the competent regulatory body.

The purchase consideration may be up to R$120,000 depending on the achievement of operational and financial metrics agreed between the parties. This price was supported by an appraisal report prepared by an independent firm. The transaction documents contain terms and provisions common to this type of transaction, such as representations and warranties, indemnification and others and was preceded by a financial, administrative, legal, tax and operational due diligence in relation to Vita IT.

The transaction is part of the Company's strategy to strengthen its operations and positioning in the networking market, with the supply of network equipment (example: switches, routers and Wi-Fi access points) and implementation, management and technical support services for the corporate network of companies.

Upon completion of the transaction on October 3, 2022, TIS became the direct parent of Vita IT. Vita IT is headquartered in Brazil and acts as a solution integrator for companies of different sizes, providing professional and managed networking services, as well as hardware and software resale. The combination of TIS and Vita IT's resources and capabilities will generate added value for the Company's client portfolio, thanks to the performance of both companies under the same management in information technology and networking activities. The transaction will also enable new businesses to be leveraged on a larger scale and in a sustainable manner, in addition to enabling revenue growth and improving business margins. The integration plan between Vita IT, TIS and the Company was designed to preserve its value and give continuity to Vita IT's business.

In accordance with IFRS 3 (R)/CPC 15 (R1) - Business Combinations, business acquisitions are accounted for using the acquisition method. The consideration transferred in a business combination is measured at fair value, which is calculated as the sum of the fair values of the transferred assets, the liabilities assumed on the acquisition date with the acquiree's former controlling shareholders, and the interests issued in exchange for control of the acquiree. On the date of this individual and consolidated quarterly information of the Company, TIS is in the preparation and analysis phase of determining the fair value of the identifiable assets acquired and liabilities assumed by Vita IT. It is estimated that this analysis will be concluded soon, as soon as Management has all the relevant information on the facts, not exceeding a maximum period of 12 months from the acquisition date.

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Telefônica Brasil S. A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED QUARTERLY INFORMATION

Three and nine-month periods ended September 30, 2022

(In thousands of Reais, unless otherwise stated)

b) Acquisition of part of UPI Ativos Móveis da Oi - Arbitration and Decision of the Court of Rio de Janeiro

Arbitration: Following the exchange of notifications on the Post-Closing Price Adjustment between the Purchasers (the Company, together with TIM S.A. and Claro S.A.) and Oi, the Company, together with Claro S.A. and TIM S.A., presented, on October 3, 2022, the Request Initiation of Arbitration to the Market Arbitration Chamber, initiating the arbitration procedure against Oi, under the terms of the Purchase and Sale Agreement.

Decision of the Court of Rio de Janeiro: On October 3, 2022, the 7th Business Court of the Judicial District of the Capital of the State of Rio de Janeiro, within the scope of the judicial reorganization process of Oi S.A. - Under Judicial Reorganization, issued an injunction granting a request made by Oi that the Purchasers make a judicial deposit of the amount withheld from the updated acquisition price of UPI Ativos Móveis, equivalent to R$1,527,802, until the dispute arising from the adjustment of the post-closing acquisition price is resolved by arbitration, with the amount of R$515,565 corresponding to the Company's portion.

Pursuant to the preliminary decision of the 7th Business Court of the Judicial District of the Capital of the State of Rio de Janeiro, on October 20, 2022, the Company made a judicial deposit of R$515,565.

77

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÔNICA BRASIL S.A.
Date:	November 4, 2022	By:	/s/ João Pedro Carneiro
			Name:	João Pedro Carneiro
			Title:	Investor Relations Director